AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 1, 2003


                                           REGISTRATION STATEMENT NO. 333-102483

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------


                                 POST-EFFECTIVE
                                 AMENDMENT NO. 3
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933


                      ------------------------------------

                       LIGAND PHARMACEUTICALS INCORPORATED
             (Exact Name of Registrant as Specified in its Charter)

            DELAWARE                                  77-0160744
   (State or Other Jurisdiction         (I.R.S. Employer Identification Number)
 of Incorporation or Organization)


                      ------------------------------------

          10275 Science Center Drive, San Diego, California 92121-1117

                                 (858) 550-7500

   (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                      ------------------------------------

                                David E. Robinson
                      President and Chief Executive Officer
                       LIGAND PHARMACEUTICALS INCORPORATED

                     10275 Science Center Drive, San Diego,
                      California 92121-1117 (858) 550-7500
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                      ------------------------------------
                                   Copies to:

                              Faye H. Russell, Esq.
                             CLIFFORD CHANCE US LLP
                       381l Valley Centre Drive, 2nd Floor
                           San Diego, California 92130

                                 (858) 720-3500

                      ------------------------------------

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [x]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

                                   PROSPECTUS

                       LIGAND PHARMACEUTICALS INCORPORATED

  $155,250,000 6% CONVERTIBLE SUBORDINATED NOTES DUE 2007 AND 25,149,025 SHARES
             OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

The notes and the common stock issuable upon conversion of the notes may be offered and sold from time to time pursuant to this prospectus by the holders of those securities. The selling security holders will receive all of the net proceeds from the sale of the securities and will pay any applicable discounts, commission or concessions. The selling security holders and any underwriters, broker-dealers or agents that participate in the sale of the securities may be "underwriters" within the meaning of the Securities Act, and any discounts, commissions, concessions or profit they earn on any resale of the securities may be underwriting discounts or commissions under the Securities Act.

In November 2002 we issued and sold $155,250,000 of 6% convertible subordinated notes due 2007 in a private placement in reliance on an exemption from registration under the Securities Act. The initial purchaser of the notes in that offering resold the notes in offerings in reliance on an exemption from registration under Rule 144A of the Securities Act. The notes are convertible into 161.9905 shares of our common stock, par value $0.001 per share, per $1,000 principal amount of notes and subject to adjustment in certain circumstances. This results in an initial conversion price of $6.17 per share.

We will pay cash interest on the notes semi-annually on May 16 and November 16 of each year, with the first payment to be made on May 16, 2003 at the rate of 6% per annum. The notes will mature on November 16, 2007.

We have purchased and pledged to a trustee under an indenture, as security for the notes and for the exclusive ratable benefit of the holders of the notes, approximately $18 million of US government securities. These US government securities are sufficient, upon receipt of the scheduled principal and interest payments of such securities, to provide for the payment in full of the first four scheduled interest payments on the notes when due. Except to the extent described above, the notes will be unsecured. The notes are junior to all of our existing and future senior indebtedness and structurally subordinated to all existing and future liabilities of our subsidiaries, including trade payables, lease commitments and monies borrowed. As of December 31, 2002, we and our subsidiaries had approximately $6.2 million of consolidated indebtedness effectively ranking senior to the notes. The indenture under which the notes were issued does not restrict our or our subsidiaries' ability to incur additional senior or other indebtedness.

On or after November 22, 2005, we may at our option redeem the convertible notes, in whole or in part, at the prices stated in this prospectus, plus any accrued and unpaid interest to the redemption date. Holders of the notes may require us to repurchase all or a portion of their convertible notes upon a change in control, as defined in the indenture, at 100% of their principal amount, plus any accrued and unpaid interest to the repurchase date.


Our common stock is traded on the Nasdaq National Market under the symbol "LGND." On April 30, 2003, the average of the high and low sales prices for our common stock was $9.16. The notes trade on the Private Offerings, Resales and Trading Through Linkages or "PORTAL" Market of the National Association of Securities Dealers, Inc. However, notes sold pursuant to this prospectus will no longer be eligible for trading on the PORTAL market. We do not intend to list the notes on any securities exchange or automated quotation system.


You should read this prospectus and any prospectus supplement carefully before you invest.

                       ----------------------------------


INVESTING IN THE NOTES AND THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 8 FOR A DISCUSSION OF SOME IMPORTANT RISKS YOU SHOULD CONSIDER BEFORE BUYING ANY OF OUR SECURITIES.

                       ----------------------------------


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                       ----------------------------------



                   The date of this prospectus is May 1, 2003

                                TABLE OF CONTENTS

PROSPECTUS SUMMARY......................................................1

RISK FACTORS............................................................8

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS...................17

WHERE YOU CAN FIND MORE INFORMATION....................................17

INFORMATION INCORPORATED BY REFERENCE..................................18

USE OF PROCEEDS........................................................19

SELLING SECURITY HOLDERS...............................................19

PLAN OF DISTRIBUTION...................................................22

DESCRIPTION OF NOTES...................................................24

DESCRIPTION OF CAPITAL STOCK...........................................37

         Description of Preferred Stock................................37

         Description of Common Stock...................................38

DIVIDEND POLICY........................................................38

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS................38

LEGAL MATTERS..........................................................45

EXPERTS  45

                               PROSPECTUS SUMMARY

THE FOLLOWING IS A SUMMARY HIGHLIGHTING SELECTED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. THIS PROSPECTUS INCLUDES INFORMATION ABOUT THE SECURITIES WE ARE OFFERING, AS WELL AS INFORMATION REGARDING OUR BUSINESS AND DETAILED FINANCIAL DATA. WE ENCOURAGE YOU TO READ THIS PROSPECTUS IN ITS ENTIRETY, INCLUDING THE DOCUMENTS INCORPORATED BY REFERENCE.

                                   OUR COMPANY

We are a biopharmaceutical company involved in the discovery, development and commercialization of new drugs that address critical unmet medical needs in the areas of cancer, pain, men's and women's health or hormone related health issues, skin diseases, osteoporosis and metabolic, cardiovascular and inflammatory diseases. Our marketed products and products in development are designed to be safer, more effective, more convenient (taken orally or topically administered) and more cost efficient than existing therapies.

We currently market five products and are developing, either exclusively or with our collaboration partners, 23 selected additional products in development for multiple therapeutic indications, as summarized in the table below. Our five marketed products are Avinza(R), ONTAK(R), Targretin(R) capsules, Targretin(R) gel and Panretin(R) gel. Our efforts are directed toward building a profitable biopharmaceutical company that generates income from biopharmaceutical products that we develop and market, and from research, milestone and royalty revenues from our collaborations with large pharmaceutical partners.

PRODUCT SUMMARY BY THERAPEUTIC AREA (LIGAND AND COLLABORATIVE PARTNERS)

MARKETED PRODUCTS             CLINICAL PROGRAMS                                     PRE-CLINICAL PROGRAMS
---------------------------------------------------------------------------------------------------------------------
(5 products)                  (4  Phase  III / 5 Phase II / 6 Phase I               (8  products in development)
                              products in development)

Cancer                        Cancer                                                Aging and frailty
Moderate/Severe Pain          Hormone replacement therapy                           Autoimmune diseases
                              Osteoporosis                                          Dermatology
                              Dermatology                                           Diabetes
                              Diabetes                                              Hormone replacement therapy
                              Inflammation                                          Inflammatory diseases
                              Thrombocytopenia                                      Sexual dysfunction
                              Dyslipidemia

OUR MARKETED PRODUCTS

PRODUCT                       US APPROVED INDICATION                                EUROPEAN STATUS
---------------------------------------------------------------------------------------------------------------------


Avinza....................... Once-daily treatment of chronic moderate-to-severe Not applicable pain

ONTAK........................ Cutaneous T-cell lymphoma                             MAA submitted
Targretin capsules........... Cutaneous T-cell lymphoma                             MA issued
Targretin gel................ Cutaneous T-cell lymphoma                             MAA withdrawn
Panretin gel................. Kaposi's sarcoma                                      MA issued

AVINZA. Avinza is marketed for the once-daily treatment of chronic moderate-to-severe pain to patients who require continuous, around-the-clock opioid therapy. We launched US sales and marketing of Avinza with distribution in June 2002 and national promotion in July 2002 following receipt of FDA approval in March 2002. We licensed exclusive rights to Avinza in the United States and Canada from Elan in 1998. Avinza is an oral once-daily morphine product and has a more rapid onset and more stable pharmocokinetic profile with less peak-to-trough fluctuation than other competing sustained release products. The sustained-release opioid market was estimated at $2.3 billion in the United States in 2001.

ONTAK. ONTAK is marketed for the treatment of patients with persistent or recurrent cutaneous T-cell lymphoma, or CTCL. ONTAK was approved by the FDA and launched in the United States in February 1999 as our first product for the treatment of patients with CTCL. ONTAK was the first treatment to be approved for CTCL in nearly 10 years. ONTAK is currently in three Phase II clinical trials for the treatment of patients with B-cell Non-Hodgkin's lymphoma. Clinical trials using ONTAK for the treatment of patients with psoriasis, rheumatoid arthritis and chronic lymphocytic leukemia, or CLL, have also been conducted, and further trials are being considered. There are physician-sponsored Phase II trials ongoing in CLL, peripheral T-cell lymphoma and graft versus host disease. We believe that these indications provide significantly larger market opportunities than CTCL. A European MAA for CTCL was filed in December 2001, and a decision from the EMEA is expected in the first half of 2003. In Europe, ONTAK will be marketed as ONZAR, if approved.

TARGRETIN CAPSULES. Targretin capsules are marketed for the treatment of patients with CTCL. We launched US sales and marketing of Targretin capsules in January 2000 following receipt of FDA approval in December 1999. Targretin capsules offer the convenience of a daily oral dose administered by the patient at home. We are developing Targretin capsules for a variety of larger market opportunities, including non-small cell lung cancer and moderate-to-severe plaque psoriasis. In March 2001, the European Commission granted marketing authorization for Targretin capsules in Europe for the treatment of patients with CTCL, and our network of distributors began marketing the drug in Europe in the fourth quarter of 2001.

TARGRETIN GEL. Targretin gel is marketed for the treatment of patients with CTCL. We launched US sales and marketing of Targretin gel in September 2000 following receipt of FDA approval in June 2000. Targretin gel offers patients with refractory, early-stage CTCL a novel, non-invasive, self-administered treatment topically applied only to the affected areas of the skin. Preliminary data presented at the American Academy of Dermatology meeting in March 2001 showed that Targretin gel produced an overall response rate of 75% in patients with untreated, early-stage CTCL. Targretin gel is currently in clinical development for hand dermatitis, and we released interim Phase I/II data from a 55-patient trial in September 2002.

PANRETIN GEL. Panretin gel is marketed for the treatment of patients with AIDS-related Kaposi's sarcoma, or KS. Panretin gel was approved by the FDA and launched in February 1999 as the first FDA-approved patient-applied topical treatment for AIDS-related Kaposi's sarcoma. Panretin gel represents a non-invasive option to the traditional management of this disease. Most approved therapies require the time and expense of periodic visits to a healthcare facility, where treatment is administered by a doctor or nurse. AIDS-related KS adversely affects the quality of life of thousands of people in the United States and Europe. Panretin gel was approved in Europe for the treatment of patients with KS in October 2000, and was launched through our distributor network in the fourth quarter of 2001 in Europe.

SALES AND MARKETING

As of December 2002, our marketing and selling organization consisted of approximately 120 people. Since 1998, we had assembled a 35-person sales force for the United States focused on specialty cancer sales and selling ONTAK, Targretin capsules, Avinza, Targretin gel and Panretin gel. We have also formed a separate sales force of approximately 70 representatives to market only Avinza by targeting pain specialists and general pain centers not currently served by our specialty cancer representatives. Since a relatively small number of physicians are responsible for writing a majority of prescriptions in our target markets, we believe that the size of our sales force is appropriate to reach our target physicians.

In addition, in February 2003 we entered into an agreement with Organon Pharmaceuticals USA Inc., a business unit of Akzo Nobel N.V., under which we will co-promote Avinza with Organon's primary care, hospital (anesthesiology) and specialty (pain centers) sales forces, which together consist of more than 700 sales representatives.

COLLABORATIVE RESEARCH AND DEVELOPMENT PROGRAMS

We are currently involved in the research phase of research and development collaborations with Eli Lilly and TAP Pharmaceuticals. Collaborations in the development phase are being pursued by Abbott Laboratories, Allergan, GlaxoSmithKline, Organon (AKZO-Nobel), Pfizer and Wyeth (formerly American Home Products). Currently, our corporate partners have ten Ligand products in human development, four products moving toward regulatory filings for human clinical trials and numerous compounds in research and pre-clinical stages. These products are being studied for the treatment of health problems in large markets such as osteoporosis, diabetes, contraception and cardiovascular disease. Three of these partner products are being tested in three separate pivotal Phase III clinical trial programs: lasofoxifene, which is being developed by Pfizer for osteoporosis; and bazedoxifene (formerly TSE-424), which is being developed by Wyeth both as monotherapy for osteoporosis and in combination with Wyeth's Premarin as hormone replacement therapy, or HRT.

PROPRIETARY TECHNOLOGY PLATFORM

Internal and collaborative research and development programs are built around our proprietary science technology, which is based on our leadership position in gene transcription technology, a technology for regulating how genes control cellular activity. Our proprietary technologies involve two natural mechanisms that regulate gene activity: hormone-activated intracellular receptors, or IRs, a type of sensor or switch inside cells that turns genes on and off and alters the production of proteins in response to hormones, and Signal Transducers and Activators of Transcription, or STATs, another type of protein production switch. Targretin capsules, Targretin gel, Panretin gel and all but one of our corporate partner products currently on human development track were discovered using our IR technology.

PRODUCT PIPELINE SUMMARY

We are developing several proprietary products for which we have worldwide rights for a variety of cancers, skin diseases and other indications, as summarized in the table below. Many of the indications being pursued may present larger market opportunities for our currently marketed products. Our clinical development programs are primarily based on products discovered through our IR technology, with the exception of ONTAK, which was developed using Seragen's fusion protein technology, and Avinza, which was developed by Elan. Five of the products in our proprietary product development programs are retinoids, discovered and developed using our proprietary IR technology. Our research is based on both our IR and STAT technologies. In addition to our proprietary product pipeline, our collaborative partners have multiple products in human development, as well as numerous compounds in research and pre-clinical stages.

PRODUCT                     CLINICAL INDICATION                          DEVELOPMENT      COMMERCIALIZATION RIGHTS
                                                                                          STATUS
---------------------------------------------------------------------------------------------------------------------
OUR MARKETED PRODUCTS AND DEVELOPMENT PROGRAMS

Avinza.................... Chronic pain (moderate-to-severe)              Marketed         United States and Canada
ONTAK..................... Cutaneous T-cell lymphoma                      Marketed         Worldwide
                           Peripheral T-cell lymphoma                     Phase II
                           Chronic lymphocytic leukemia                   Phase II
                           B-cell Non-Hodgkin's lymphoma                  Phase II
Targretin capsules........ Cutaneous T-cell lymphoma                      Marketed         Worldwide
                           Non-small cell lung cancer                     Phase III
                           (combination and monotherapy)
                           Psoriasis (moderate to severe)                 Phase II
Targretin gel............. Cutaneous T-cell lymphoma                      Marketed         Worldwide
                           Hand dermatitis                                Phase II
                           Psoriasis                                      Phase II
Panretin gel.............. Kaposi's sarcoma                               Marketed         Worldwide
Panretin capsules......... Kaposi's sarcoma, bronchial metaplasia         Phase II         Worldwide
LGD 1550.................. Advanced cancers                               Phase II         Worldwide
                           Acne, psoriasis                                Pre-clinical
LGD 1331.................. Acne, prostate cancer,  androgenetic alopecia, Pre-clinical     Worldwide
                           hirsutism
Glucocorticoid agonist.... Inflammation, cancer                           Pre-clinical     Worldwide
Mineralocorticoid
   receptor modulators.... Congestive heart failure, hypertension         Research         Worldwide

OUR COLLABORATIVE RESEARCH AND DEVELOPMENT PROGRAMS

Lasofoxifene.............. Osteoporosis and breast cancer prevention      Phase III        Pfizer
Bazedoxifene (TSE424)..... Osteoporosis                                   Phase III        Wyeth
Bazedoxifene Premarin..... Hormone replacement therapy                    Phase III        Wyeth
ERA 923................... Breast cancer                                  Phase II         Wyeth
NSP 989................... Contraception, hormone replacement therapy     Phase I          Wyeth
GW 516.................... Dyslipidemia                                   Phase I          GlaxoSmithKline
LY 929.................... Type II diabetes, dyslipidemia                 Phase I          Lilly
LY 818.................... Type II diabetes                               Phase II         Lilly
SB-497115................. Thrombocytopenia                               Phase I          GlaxoSmithKline
LY 674.................... Dyslipidemia                                   Phase I          Lilly
LGD 2226/ back-ups........ Sexual dysfunction--hypogonadism               IND Track        TAP
NSP 808................... Contraception, hormone replacement therapy     IND Track        Wyeth
LY YYY.................... Type II diabetes, dyslipidemia                 IND Track        Lilly
LY WWW.................... Dyslipidemia                                   IND Track        Lilly



                            ________________________

Our principal executive offices are located at 10275 Science Center Drive, San Diego, California 92121, and our telephone number is (858) 550-7500. Our website is located at www.ligand.com. The information on our website is not a part of this prospectus.

Our trademarks, trade names and service marks referenced in this document include Ligand(R), Avinza(R), ONTAK(R), Panretin(R) and Targretin(R). Each other trademark, trade name or service mark appearing in this document belongs to its holder.

Reference to Ligand Pharmaceuticals Incorporated, "Ligand," the "Company," "we" or "our" include Ligand's wholly owned subsidiaries, Glycomed Incorporated, Ligand Pharmaceuticals (Canada) Incorporated, Ligand Pharmaceuticals International, Inc., and Seragen, Inc.

                                  THE OFFERING

Issuer............................    Ligand Pharmaceuticals Incorporated.
Notes.............................    $155.25 million aggregate principal amount of 6% convertible subordinated notes due November 16, 2007.
Interest..........................    We will pay 6% interest per annum on the principal amount payable on the notes semi-annually on May 16 and November 16 of each year, starting on May 16, 2003.
Maturity..........................    The notes will mature on November 16, 2007.
Conversion........................    The notes are convertible into 161.9905 shares of our common stock, par value
                                      $0.001 per share, per $1,000 principal amount of notes, subject to adjustment in certain circumstances. This rate results in an initial conversion price of
                                      $6.17 per share. See "Description of notes--Conversion Rights."
Security..........................    We have purchased and pledged to the trustee under the indenture, as security for the notes and for the exclusive ratable benefit of the holders of the notes, approximately $18 million of US government securities. These US government securities are sufficient, upon receipt of the scheduled principal and interest payments of such securities, to provide for the payment in full of the first four scheduled interest payments on the notes when due. The notes will not otherwise be secured. See "Description of notes--Security."
Sinking fund......................    None.
Optional redemption...............    On or after November 22, 2005, we may, at our option, redeem the notes, in whole or in part, at the redemption prices described in this prospectus, plus any accrued and unpaid interest to the redemption date. See "Description of notes--Redemption of Notes at Our Option."
Ranking...........................    Except to the extent described under "Description of notes--Security," the notes will be unsecured.  The notes are junior to all of our existing and future senior indebtedness and structurally subordinated to all existing and future liabilities of our subsidiaries, including trade payables, lease commitments and monies borrowed.  As of December 31, 2002, we and our
                                      subsidiaries had approximately $6.2 million of consolidated indebtedness effectively ranking senior to the notes. The indenture under which the notes were issued does not restrict our or our subsidiaries' ability to incur additional senior or other
                                      indebtedness. See "Description of notes--Subordination of Notes."
Change in control.................    If we experience a change in control, as defined in the indenture, each holder may require us to purchase all or a portion of the holder's notes at
                                      100% of the principal amount, plus any accrued and unpaid interest to the repurchase date. See "Description of notes--Change in Control Permits Purchase of Notes by Us at the Option of the Holder."
Events of default.................    If an event of default on the notes has occurred and is continuing, the principal amount of the notes plus any accrued and unpaid interest may be declared immediately due and payable. These amounts automatically become due and payable upon certain events of default. See "Description of notes--Events of Default."
Use of proceeds...................    We will not receive any proceeds from the sale of the notes or common stock offered in this prospectus.  See "Selling Security Holders."
Listing and trading...............    The notes trade on The PORTAL Market.  Notes sold pursuant to this prospectus will no longer be eligible for trading on the PORTAL market.  Our common stock is listed on the National Market under the symbol "LGND."
Risk factors......................    In analyzing an investment in the notes offered by this prospectus, prospective investors should carefully consider, along with other matters referred to in this prospectus, the information set forth under "Risk factors."

For a more complete description of the terms of the notes, see "Description of notes." For a more complete description of our common stock, see "Description of capital stock," including the documents incorporated by reference in this prospectus that are referred to in that section.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our ratio of earnings to fixed charges for the years ended December 31, 1998, 1999, 2000, 2001 and 2002. As earnings are inadequate to cover the combined fixed charges, we have provided the deficiency amounts. For purposes of this computation, "Earnings" consist of loss before income taxes, excluding the cumulative effect of a change in accounting principle, plus fixed charges , and "fixed charges" consist of interest and the amortization of debt issuance costs and debt discount incurred and the portion of rental expense deemed by us to be representative of the interest factor of rental payments under leases. The extent to which earnings were insufficient to cover fixed charges is as follows:

                                                          YEAR ENDED DECEMBER 31,
                                        --------------------------------------------------------
                                          1998         1999         2000        2001        2002
                                          ----         ----         ----        ----        ----
                                                              (IN THOUSANDS)

Deficiency of earnings available to
    cover fixed charges                 $117,886      $74,719     $59,277     $42,995      $32,596

--------------------------------------------------------------------------------

For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments.

                                  RISK FACTORS

     IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AND UNCERTAINTIES BEFORE PURCHASING OUR SECURITIES. EACH OF THESE RISKS AND UNCERTAINTIES COULD ADVERSELY AFFECT OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION, AS WELL AS THE VALUE OF AN INVESTMENT IN OUR SECURITIES.

RISKS RELATED TO US AND OUR BUSINESS

OUR PRODUCT DEVELOPMENT AND COMMERCIALIZATION INVOLVES A NUMBER OF UNCERTAINTIES, AND WE MAY NEVER GENERATE SUFFICIENT REVENUES FROM THE SALE OF PRODUCTS TO BECOME PROFITABLE.

We were founded in 1987. We have incurred significant losses since our inception. At December 31, 2002, our accumulated deficit was approximately $618 million. To date, we have received the majority of our revenues from our collaborative arrangements and only began receiving revenues from the sale of pharmaceutical products in 1999. To become profitable, we must successfully develop, clinically test, market and sell our products. Even if we achieve profitability, we cannot predict the level of that profitability or whether we will be able to sustain profitability. We expect that our operating results will fluctuate from period to period as a result of differences in when we incur expenses and receive revenues from product sales, collaborative arrangements and other sources. Some of these fluctuations may be significant.

Most of our products in development will require extensive additional development, including preclinical testing and human studies, as well as regulatory approvals, before we can market them. We cannot predict if or when any of the products we are developing or those being co-developed with our partners will be approved for marketing. There are many reasons that we or our collaborative partners may fail in our efforts to develop our other potential products, including the possibility that:

>> preclinical testing or human studies may show that our potential products are ineffective or cause harmful side effects;

>> the products may fail to receive necessary regulatory approvals from the FDA or foreign authorities in a timely manner, or at all;

>> the products, if approved, may not be produced in commercial quantities or at reasonable costs;

>>   the products, once approved, may not achieve commercial acceptance;

>> regulatory or governmental authorities may apply restrictions to our products, which could adversely affect their commercial success; or

>> the proprietary rights of other parties may prevent us or our partners from marketing the products.

WE ARE BUILDING MARKETING AND SALES CAPABILITIES IN THE UNITED STATES AND EUROPE WHICH IS AN EXPENSIVE AND TIME-CONSUMING PROCESS AND MAY INCREASE OUR OPERATING LOSSES.

Developing the sales force to market and sell products is a difficult, expensive and time-consuming process. We have developed a US sales force of about 90 people. We also rely on third-party distributors to distribute our products. The distributors are responsible for providing many marketing support services, including customer service, order entry, shipping and billing and customer reimbursement assistance. In Europe, we will rely initially on other companies to distribute and market our products. We have entered into agreements for the marketing and distribution of our products in territories such as the United Kingdom, Germany, France, Spain, Portugal, Greece, Italy and Central and South America and have established a subsidiary, Ligand Pharmaceuticals International, Inc., with a branch in London, England, to coordinate our European marketing and operations. Our reliance on these third parties means our results may suffer if any of them are unsuccessful or fail to perform as expected. We may not be able to continue to expand our sales and marketing capabilities sufficiently to successfully commercialize our products in the territories where they receive marketing approval. To the extent we enter into co-promotion or licensing arrangements, for example our co-promotion agreement for Avinza, any revenues we receive will depend substantially on the marketing and sales efforts of others, which may or may not be successful.

OUR SMALL NUMBER OF PRODUCTS MEANS OUR RESULTS ARE VULNERABLE TO SETBACKS WITH RESPECT TO ANY ONE PRODUCT.

We currently have only five products approved for marketing and a handful of other products/indications that have made significant progress through development. Because these numbers are small, especially the number of marketed products, any significant setback with respect to any one of them could significantly impair our operating results and/or reduce the market prices for our securities. Setbacks could include problems with shipping, distribution, manufacturing, product safety, marketing, government licenses and approvals, intellectual property rights and physician or patient acceptance of the product.

SALES OF OUR SPECIALTY PHARMACEUTICAL PRODUCTS MAY SIGNIFICANTLY FLUCTUATE EACH PERIOD BASED ON THE NATURE OF OUR PRODUCTS, OUR PROMOTIONAL ACTIVITIES AND WHOLESALER PURCHASING AND STOCKING PATTERNS.

Excluding Avinza, our products are small-volume specialty pharmaceutical products that address the needs of cancer patients in relatively small niche markets with substantial geographical fluctuations in demand. To ensure patient access to our drugs, we maintain broad distribution capabilities with inventories held at approximately 125 locations throughout the United States. Furthermore, the purchasing and stocking patterns of our wholesaler customers are influenced by a number of factors that vary with each product, including but not limited to overall level of demand, periodic promotions, required minimum shipping quantities and wholesaler competitive initiatives. As a result, the level of product in the distribution channel may average from two to six months' worth of projected inventory usage. If any or all of our major distributors decide to substantially reduce the inventory they carry in a given period, our sales for that period could be substantially lower than historical levels.

OUR DRUG DEVELOPMENT PROGRAMS WILL REQUIRE SUBSTANTIAL ADDITIONAL FUTURE FUNDING WHICH COULD HURT OUR OPERATIONAL AND FINANCIAL CONDITION.

Our drug development programs require substantial additional capital to successfully complete them, arising from costs to:

>>   conduct research, preclinical testing and human studies;

>> establish pilot scale and commercial scale manufacturing processes and facilities; and

>> establish and develop quality control, regulatory, marketing, sales and administrative capabilities to support these programs.

Our future operating and capital needs will depend on many factors, including:

>> the pace of scientific progress in our research and development programs and the magnitude of these programs;

>>   the scope and results of preclinical testing and human studies;

>>   the time and costs involved in obtaining regulatory approvals;

>> the time and costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims, competing technological and market developments;

>>   our ability to establish additional collaborations;

>>   changes in our existing collaborations;

>>   the cost of manufacturing scale-up; and

>>   the effectiveness of our commercialization activities.

We currently estimate our research and development expenditures over the next 3 years to range between $200 million and $275 million. However, we base our outlook regarding the need for funds on many uncertain variables. Such uncertainties include regulatory approvals, the timing of events outside our direct control such as product launches by partners and the success of such product launches, negotiations with potential strategic partners and other factors. Any of these uncertain events can significantly change our cash requirements as they determine such one-time events as the receipt of major milestones and other payments.

While we expect to fund our research and development activities from cash generated from internal operations to the extent possible, if we are unable to do so we may need to complete additional equity or debt financings or seek other external means of financing. If additional funds are required to support our operations and we are unable to obtain them on terms favorable to us, we may be required to cease or reduce further development or commercialization of our products, to sell some or all of our technology or assets or to merge with another entity.

SOME OF OUR KEY TECHNOLOGIES HAVE NOT BEEN USED TO PRODUCE MARKETED PRODUCTS AND MAY NOT BE CAPABLE OF PRODUCING SUCH PRODUCTS.

To date, we have dedicated most of our resources to the research and development of potential drugs based upon our expertise in our IR and STAT technologies. Even though there are marketed drugs that act through IRs, some aspects of our IR technologies have not been used to produce marketed products. In addition, we are not aware of any drugs that have been developed and successfully commercialized that interact directly with STATs. Much remains to be learned about the location and function of IRs and STATs. If we are unable to apply our IR and STAT technologies to the development of our potential products, we will not be successful in developing new products.

WE MAY REQUIRE ADDITIONAL MONEY TO RUN OUR BUSINESS AND MAY BE REQUIRED TO RAISE THIS MONEY ON TERMS WHICH ARE NOT FAVORABLE OR WHICH REDUCE OUR STOCK PRICE.

We have incurred losses since our inception and may not generate positive cash flow to fund our operations for one or more years. As a result, we may need to complete additional equity or debt financings to fund our operations. Our inability to obtain additional financing could adversely affect our business. Financings may not be available at all or on favorable terms. In addition, these financings, if completed, still may not meet our capital needs and could result in substantial dilution to our stockholders. For instance, in February and March 2002 we issued to Elan 6.3 million shares upon the conversion of zero coupon convertible senior notes held by Elan, and in April 2002 we issued 4.3 million shares of our common stock, in a private placement. These transactions have resulted in the issuance of significant numbers of new shares. In addition, in November 2002 we issued in a private placement $155,250,000 in aggregate principal amount of our 6% convertible subordinated notes due 2007, which could be converted into 25,149,025 shares of our common stock.

If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or drug development programs, or our marketing and sales initiatives. Alternatively, we may be forced to attempt to continue development by entering into arrangements with collaborative partners or others that require us to relinquish some or all of our rights to technologies or drug candidates that we would not otherwise relinquish.

OUR PRODUCTS FACE SIGNIFICANT REGULATORY HURDLES PRIOR TO MARKETING WHICH COULD DELAY OR PREVENT SALES. EVEN AFTER APPROVAL, GOVERNMENT REGULATION OF OUR BUSINESS IS EXTENSIVE.

Before we obtain the approvals necessary to sell any of our potential products, we must show through preclinical studies and human testing that each product is safe and effective. We and our partners have a number of products moving toward or currently in clinical trials, the most significant of which are our Phase III trials for Targretin capsules in non-small cell lung cancer and three Phase III trials by our partners involving bazedoxifene and lasofoxifene. Failure to show any product's safety and effectiveness would delay or prevent regulatory approval of the product and could adversely affect our business. The clinical trials process is complex and uncertain. The results of preclinical studies and initial clinical trials may not necessarily predict the results from later large-scale clinical trials. In addition, clinical trials may not demonstrate a product's safety and effectiveness to the satisfaction of the regulatory authorities. A number of companies have suffered significant setbacks in advanced clinical trials or in seeking regulatory approvals, despite promising results in earlier trials. The FDA may also require additional clinical trials after regulatory approvals are received, which could be expensive and time-consuming, and failure to successfully conduct those trials could jeopardize continued commercialization.

The rate at which we complete our clinical trials depends on many factors, including our ability to obtain adequate supplies of the products to be tested and patient enrollment. Patient enrollment is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites and the eligibility criteria for the trial. For example, each of our Phase III Targretin clinical trials will involve approximately 600 patients and may require significant time and investment to complete enrollments. Delays in patient enrollment may result in increased costs and longer development times. In addition, our collaborative partners have rights to control product development and clinical programs for products developed under the collaborations. As a result, these collaborators may conduct these programs more slowly or in a different manner than we had expected. Even if clinical trials are completed, we or our collaborative partners still may not apply for FDA approval in a timely manner or the FDA still may not grant approval.

In addition, the manufacturing and marketing of approved products is subject to extensive government regulation, including by the FDA, DEA and state and other territorial authorities. The FDA administers processes to assure that marketed products are safe, effective, consistently of uniform, high quality and marketed only for approved indications. For example, while our products are prescribed legally by some physicians for unapproved uses, we may not market our products for such uses. Failure to comply with applicable regulatory requirements can result in sanctions up to the suspension of regulatory approval as well as civil and criminal sanctions.

WE FACE SUBSTANTIAL COMPETITION WHICH MAY LIMIT OUR REVENUES.

Some of the drugs that we are developing and marketing will compete with existing treatments. In addition, several companies are developing new drugs that target the same diseases that we are targeting and are taking IR-related and STAT-related approaches to drug development. The principal products competing with our products targeted at the cutaneous t-cell lymphoma market are Supergen/Abbott's Nipent and interferon, which is marketed by a number of companies, including Schering-Plough's Intron A. Products that will compete with Avinza include Purdue Pharma L.P.'s OxyContin and MS Contin, Janssen Pharmaceutica Products, L.P.'s Duragesic, Elan's Oramorph SR and Faulding's Kadian, each of which is currently marketed. Many of our existing or potential competitors, particularly large drug companies, have greater financial, technical and human resources than us and may be better equipped to develop, manufacture and market products. Many of these companies also have extensive experience in preclinical testing and human clinical trials, obtaining FDA and other regulatory approvals and manufacturing and marketing pharmaceutical products. In addition, academic institutions, governmental agencies and other public and private research organizations are developing products that may compete with the products we are developing. These institutions are becoming more aware of the commercial value of their findings and are seeking patent protection and licensing arrangements to collect payments for the use of their technologies. These institutions also may market competitive products on their own or through joint ventures and will compete with us in recruiting highly qualified scientific personnel.

THIRD-PARTY REIMBURSEMENT AND HEALTH CARE REFORM POLICIES MAY REDUCE OUR FUTURE SALES.

Sales of prescription drugs depend significantly on the availability of reimbursement to the consumer from third party payers, such as government and private insurance plans. These third party payers frequently require drug companies to provide predetermined discounts from list prices, and they are increasingly challenging the prices charged for medical products and services. Our current and potential products may not be considered cost-effective, and reimbursement to the consumer may not be available or sufficient to allow us to sell our products on a competitive basis. For example, we have current and recurring discussions with insurers regarding reimbursement rates for our drugs, including Avinza which was recently approved for marketing. We may not be able to negotiate favorable reimbursement rates for our products or may have to pay significant discounts to obtain favorable rates. Only one of our products, ONTAK, is currently eligible to be reimbursed by Medicare. Proposed changes by Medicare to the hospital outpatient payment reimbursement system may adversely affect reimbursement rates for ONTAK.

In addition, the efforts of governments and third-party payers to contain or reduce the cost of health care will continue to affect the business and financial condition of drug companies such as us. A number of legislative and regulatory proposals to change the health care system have been discussed in recent years, including price caps and controls for pharmaceuticals. These proposals could reduce and/or cap the prices for our products or reduce government reimbursement rates for products such as ONTAK. In addition, an increasing emphasis on managed care in the United States has and will continue to increase pressure on drug pricing. We cannot predict whether legislative or regulatory proposals will be adopted or what effect those proposals or managed care efforts may have on our business. The announcement and/or adoption of such proposals or efforts could adversely affect our profit margins and business.

WE RELY HEAVILY ON COLLABORATIVE RELATIONSHIPS AND TERMINATION OF ANY OF THESE PROGRAMS COULD REDUCE THE FINANCIAL RESOURCES AVAILABLE TO US, INCLUDING RESEARCH FUNDING AND MILESTONE PAYMENTS.

Our strategy for developing and commercializing many of our potential products, including products aimed at larger markets, includes entering into collaborations with corporate partners, licensors, licensees and others. These collaborations provide us with funding and research and development resources for potential products for the treatment or control of metabolic diseases, hematopoiesis, women's health disorders, inflammation, cardiovascular disease, cancer and skin disease, and osteoporosis. These agreements also give our collaborative partners significant discretion when deciding whether or not to pursue any development program. Our collaborations may not continue or be successful.

In addition, our collaborators may develop drugs, either alone or with others, that compete with the types of drugs they currently are developing with us. This would result in less support and increased competition for our programs. If products are approved for marketing under our collaborative programs, any revenues we receive will depend on the manufacturing, marketing and sales efforts of our collaborators, who generally retain commercialization rights under the collaborative agreements. Our current collaborators also generally have the right to terminate their collaborations under specified circumstances. If any of our collaborative partners breach or terminate their agreements with us or otherwise fail to conduct their collaborative activities successfully, our product development under these agreements will be delayed or terminated.

We may have disputes in the future with our collaborators, including disputes concerning which of us owns the rights to any technology developed. For instance, we were involved in litigation with Pfizer, which we settled in April 1996, concerning our right to milestones and royalties based on the development and commercialization of droloxifene. These and other possible disagreements between us and our collaborators could delay our ability and the ability of our collaborators to achieve milestones or our receipt of other payments. In addition, any disagreements could delay, interrupt or terminate the collaborative research, development and commercialization of certain potential products, or could result in litigation or arbitration. The occurrence of any of these problems could be time-consuming and expensive and could adversely affect our business. Challenges to or failure to secure patents and other proprietary rights may significantly hurt our business. Our success will depend on our ability and the ability of our licensors to obtain and maintain patents and proprietary rights for our potential products and to avoid infringing the proprietary rights of others, both in the United States and in foreign countries. Patents may not be issued from any of these applications currently on file, or, if issued, may not provide sufficient protection. In addition, disputes with licensors under our license agreements may arise which could result in additional financial liability or loss of important technology and potential products and related revenue, if any.

Our patent position, like that of many pharmaceutical companies, is uncertain and involves complex legal and technical questions for which important legal principles are unresolved. We may not develop or obtain rights to products or processes that are patentable. Even if we do obtain patents, they may not adequately protect the technology we own or have licensed. In addition, others may challenge, seek to invalidate, infringe or circumvent any patents we own or license, and rights we receive under those patents may not provide competitive advantages to us. Further, the manufacture, use or sale of our products may infringe the patent rights of others.

Several drug companies and research and academic institutions have developed technologies, filed patent applications or received patents for technologies that may be related to our business. Others have filed patent applications and received patents that conflict with patents or patent applications we have licensed for our use, either by claiming the same methods or compounds or by claiming methods or compounds that could dominate those licensed to us. In addition, we may not be aware of all patents or patent applications that may impact our ability to make, use or sell any of our potential products. For example, US patent applications may be kept confidential while pending in the Patent and Trademark Office and patent applications filed in foreign countries are often first published six months or more after filing. Any conflicts resulting from the patent rights of others could significantly reduce the coverage of our patents and limit our ability to obtain meaningful patent protection. While we routinely receive communications or have conversations with the owners of other patents, none of these third parties have directly threatened an action or claim against us. If other companies obtain patents with conflicting claims, we may be required to obtain licenses to those patents or to develop or obtain alternative technology. We may not be able to obtain any such licenses on acceptable terms, or at all. Any failure to obtain such licenses could delay or prevent us from pursuing the development or commercialization of our potential products.

We have had and will continue to have discussions with our current and potential collaborators regarding the scope and validity of our patents and other proprietary rights. If a collaborator or other party successfully establishes that our patent rights are invalid, we may not be able to continue our existing collaborations beyond their expiration. Any determination that our patent rights are invalid also could encourage our collaborators to terminate their agreements where contractually permitted. Such a determination could also adversely affect our ability to enter into new collaborations.

We may also need to initiate litigation, which could be time-consuming and expensive, to enforce our proprietary rights or to determine the scope and validity of others' rights. If litigation results, a court may find our patents or those of our licensors invalid or may find that we have infringed on a competitor's rights. If any of our competitors have filed patent applications in the United States which claim technology we also have invented, the Patent and Trademark Office may require us to participate in expensive interference proceedings to determine who has the right to a patent for the technology.

We have learned that Hoffmann-La Roche Inc. has received a US patent and has made patent filings in foreign countries that relate to our Panretin capsules and gel products. We filed a patent application with an earlier filing date than Hoffmann-La Roche's patent, which we believe is broader than, but overlaps in part with, Hoffmann-La Roche's patent. We believe we were the first to invent the relevant technology and therefore are entitled to a patent on the application we filed. The Patent and Trademark Office has initiated a proceeding to determine whether we or Hoffmann-La Roche are entitled to a patent. We may not receive a favorable outcome in the proceeding. In addition, the proceeding may delay the Patent and Trademark Office's decision regarding our earlier application. If we do not prevail, the Hoffmann-La Roche patent might block our use of Panretin capsules and gel in specified cancers.

We have also learned that Novartis AG has filed an opposition to our European patent that covers the principal active ingredient of our ONTAK drug. We are currently investigating the scope and merits of this opposition. If the opposition is successful, we could lose our ONTAK patent protection in Europe which could substantially reduce our future ONTAK sales in that region. We could also incur substantial costs in asserting our rights in this opposition proceeding, as well as in other interference proceedings in the United States.

We also rely on unpatented trade secrets and know-how to protect and maintain our competitive position. We require our employees, consultants, collaborators and others to sign confidentiality agreements when they begin their relationship with us. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our competitors may independently discover our trade secrets.

RELIANCE ON THIRD-PARTY MANUFACTURERS TO SUPPLY OUR PRODUCTS RISKS SUPPLY INTERRUPTION OR CONTAMINATION AND DIFFICULTY CONTROLLING COSTS.

We currently have no manufacturing facilities, and we rely on others for clinical or commercial production of our marketed and potential products. In addition, certain raw materials necessary for the commercial manufacturing of our products are custom and must be obtained from a specific sole source. Elan manufactures Avinza for us, Cambrex manufactures ONTAK for us and RP Scherer and Raylo manufacture Targretin capsules for us.

To be successful, we will need to ensure continuity of the manufacture of our products, either directly or through others, in commercial quantities, in compliance with regulatory requirements and at acceptable cost. Any extended and unplanned manufacturing shutdowns could be expensive and could result in inventory and product shortages. While we believe that we would be able to develop our own facilities or contract with others for manufacturing services with respect to all of our products, if we are unable to do so our revenues could be adversely affected. In addition, if we are unable to supply products in development, our ability to conduct preclinical testing and human clinical trials will be adversely affected. This in turn could also delay our submission of products for regulatory approval and our initiation of new development programs. In addition, although other companies have manufactured drugs acting through IRs and STATs on a commercial scale, we may not be able to do so at costs or in quantities to make marketable products.

The manufacturing process also may be susceptible to contamination, which could cause the affected manufacturing facility to close until the contamination is identified and fixed. In addition, problems with equipment failure or operator error also could cause delays in filling our customers' orders.

OUR BUSINESS EXPOSES US TO PRODUCT LIABILITY RISKS OR OUR PRODUCTS MAY NEED TO BE RECALLED, AND WE MAY NOT HAVE SUFFICIENT INSURANCE TO COVER ANY CLAIMS.

Our business exposes us to potential product liability risks. Our products also may need to be recalled to address regulatory issues. A successful product liability claim or series of claims brought against us could result in payment of significant amounts of money and divert management's attention from running the business. Some of the compounds we are investigating may be harmful to humans. For example, retinoids as a class are known to contain compounds which can cause birth defects. We may not be able to maintain our insurance on acceptable terms, or our insurance may not provide adequate protection in the case of a product liability claim. To the extent that product liability insurance, if available, does not cover potential claims, we will be required to self-insure the risks associated with such claims. We believe that we carry reasonably adequate insurance for product liability claims.

WE USE HAZARDOUS MATERIALS WHICH REQUIRES US TO INCUR SUBSTANTIAL COSTS TO COMPLY WITH ENVIRONMENTAL REGULATIONS.

In connection with our research and development activities, we handle hazardous materials, chemicals and various radioactive compounds. To properly dispose of these hazardous materials in compliance with environmental regulations, we are required to contract with third parties at substantial cost to us. Our annual cost of compliance with these regulations is approximately $600,000. We cannot completely eliminate the risk of accidental contamination or injury from the handling and disposing of hazardous materials, whether by us or by our third-party contractors. In the event of any accident, we could be held liable for any damages that result, which could be significant. We believe that we carry reasonably adequate insurance for toxic tort claims.

OUR STOCK PRICE MAY BE ADVERSELY AFFECTED BY VOLATILITY IN THE MARKETS.

The market prices and trading volumes for our securities, and the securities of emerging companies like us, have historically been highly volatile and have experienced significant fluctuations unrelated to operating performance. For example, in 2002, the intraday sale price of our common stock on the Nasdaq National Market was as high as $20.50 and as low as $4.64. Future announcements concerning us or our competitors as well as other companies in our industry and other public companies may impact the market price of our common stock. These announcements might include:

>> the results of research or development testing of ours or our competitors' products;

>>   technological innovations related to diseases we are studying;

>>   new commercial products introduced by our competitors;

>>   government regulation of our industry;

>>   receipt of regulatory approvals by our competitors;

>>   our failure to receive regulatory approvals for products under development;

>>   developments concerning proprietary rights;

>>   litigation or public concern about the safety of our products; or

>>   intent to sell or actual sale of our stock held by our corporate partners.

FUTURE SALES OF OUR SECURITIES MAY DEPRESS THE PRICE OF OUR SECURITIES.

Sales of substantial amounts of our securities in the public market could seriously harm prevailing market prices for our securities. These sales might make it difficult or impossible for us to sell additional securities when we need to raise capital.

YOU MAY NOT RECEIVE A RETURN ON YOUR SECURITIES OTHER THAN THROUGH THE SALE OF YOUR SECURITIES.

We have not paid any cash dividends on our common stock to date. We intend to retain any earnings to support the expansion of our business, and we do not anticipate paying cash dividends on any of our securities in the foreseeable future.

OUR SHAREHOLDER RIGHTS PLAN AND CHARTER DOCUMENTS MAY HINDER OR PREVENT CHANGE OF CONTROL TRANSACTIONS.

Our shareholder rights plan and provisions contained in our certificate of incorporation and bylaws may discourage transactions involving an actual or potential change in our ownership. In addition, our board of directors may issue shares of preferred stock without any further action by you. Such issuances may have the effect of delaying or preventing a change in our ownership. If changes in our ownership are discouraged, delayed or prevented, it would be more difficult for our current board of directors to be removed and replaced, even if you or our other stockholders believe that such actions are in the best interests of us and our stockholders.

RISKS RELATED TO THE NOTES

THE NOTES ARE SUBORDINATED TO OUR SENIOR INDEBTEDNESS AND ARE STRUCTURALLY SUBORDINATED TO ALL LIABILITIES OF OUR SUBSIDIARIES.

The notes are junior in right of payment to all of our existing and future senior indebtedness, and are structurally subordinated to all liabilities of our subsidiaries, including trade payables. However, payment to the holders of the notes from the proceeds of the US government securities pledged to the trustee as security for the exclusive ratable benefit of the holders of the notes, as described under "Description of notes--Security," are subordinated to any senior indebtedness or subject to the subordination restrictions described in this prospectus. As of December 31, 2002, we and our subsidiaries had approximately $6.2 million of consolidated indebtedness effectively ranking senior to the notes. The indenture governing the notes does not restrict the incurrence of senior indebtedness or other debt by us or our subsidiaries. A significant amount of our operations are conducted through subsidiaries. None of our subsidiaries has guaranteed or otherwise become obligated with respect to the notes. As a result, except as described under "Description of notes--Security," the notes are structurally subordinated to all indebtedness and other obligations of our subsidiaries with respect to our subsidiaries' assets. By reason of such subordination, in the event of the insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of our business, our assets will be available to pay the amounts due on the notes only after all of our senior indebtedness has been paid in full, and, therefore, there may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. See "Description of notes--Subordination of Notes."

WE AND OUR SUBSIDIARIES MAY STILL BE ABLE TO INCUR SUBSTANTIALLY MORE DEBT WHICH COULD INCREASE OUR LEVERAGE AND THE RISK TO YOU OF HOLDING THE NOTES.

We and our subsidiaries may be able to incur substantial additional debt in the future. Some or all of any future borrowings could be senior to the notes. If a substantial amount of new debt in addition to the notes offered hereby is added to our and our subsidiaries' current debt levels, it could have important consequences to our business. For example, it could:

>> limit our ability to borrow additional amounts for working capital, capital expenditures, acquisitions, debt service requirements, execution of our growth strategy or other purposes;

>> require us to dedicate a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for working capital, capital expenditures, acquisitions and other general corporate purposes;

>> limit our flexibility in planning for and reacting to changes in our business and our industry that could make us more vulnerable to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

>>   place us at a disadvantage compared to our competitors that have less debt.

In addition, we cannot assure you that sufficient cash flow will be available to make all required principal payments. Therefore, we may need to refinance at least a portion of any outstanding debt as it matures. We may not be able to refinance this debt at all or on terms as favorable as the terms of the existing debt.

WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO FINANCE THE CHANGE IN CONTROL OFFER REQUIRED BY THE INDENTURE.

If we undergo a change in control (as defined in the indenture), each holder of the notes may require us to repurchase all or a portion of the holder's notes. We cannot assure you that there will be sufficient funds available for any required repurchases of these securities if a change in control occurs. In addition, the terms of any agreements related to borrowing which we may enter from time to time may prohibit or limit or make our repurchase of notes an event of default under those agreements. If we fail to repurchase the notes in that circumstance, we will be in default under the indenture governing the notes. See "Description of notes--Change in Control Permits Purchase of Notes by Us at the Option of the Holder."

THE NOTES MAY NOT BE TRANSFERRED ABSENT AN EXEMPTION FROM REGISTRATION.

The notes are not registered under the Securities Act or any state securities laws. Accordingly, purchasers of the notes cannot offer or sell them absent an exemption from the registration requirements of the Securities Act and applicable state securities laws or pursuant to an effective registration statement covering their resale.

We intend to use our reasonable best efforts to cause the registration statement or post-effective amendment of which this prospectus is a part to become effective under the Securities Act. However, the SEC has broad discretion whether to declare any registration statement or post-effective amendment effective and may delay or deny the effectiveness of any registration statement or post-effective amendment for a variety of reasons. In the course of the SEC's review of the shelf registration statement or post-effective amendment of which this prospectus is a part, we may be required to make changes to the description of our business and other information and financial data, which changes could be significant.

ABSENCE OF A PUBLIC MARKET FOR THE NOTES COULD CAUSE PURCHASERS OF THE NOTES TO BE UNABLE TO RESELL THEM FOR AN EXTENDED PERIOD OF TIME.

Although the notes trade on the PORTAL Market, there is not an established trading market for the notes and we cannot assure you that an active public market for the notes will develop, or if such market develops, how liquid it will be. Notes sold pursuant to this prospectus will no longer be eligible for trading on the PORTAL market, and we do not intend to list the notes on any securities exchange or automated quotation system. At the time of the initial offering and sale of the notes, the initial purchaser of the notes informed us that it intended to make a market in the notes. The initial purchaser may cease its market making activities, if any, at any time without notice.

If the private placement of the notes prior to this registration statement violated securities laws, purchasers in the private offering would have the right to seek refunds or damages.

If a trading market does not develop or is not maintained, holders of the notes may experience difficulty in reselling, or an inability to sell, the notes. If a market for the notes develops, any such market may be discontinued at any time. If a public trading market develops for the notes, future trading prices of the notes will depend on many factors, including, among other things, the price of our common stock into which the notes are convertible, prevailing interest rates, our operating results and the market for similar securities. Depending on the price of our common stock into which the notes are convertible, prevailing interest rates, the market for similar securities and other factors, including our financial condition, the notes may trade at a discount from their principal amount.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus may contain forward-looking statements that involve substantial risks and uncertainties regarding future events or our future performance within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these statements by forward-looking words such as "may," "will," "expect," "intent," "anticipate," "believe," "estimate" and "continue" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed in the section captioned "Risk Factors," as well as any cautionary language included in this prospectus or incorporated by reference, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the "Risk Factors" section and described or incorporated by reference elsewhere in this prospectus could have a material adverse effect on our business, operating results and financial condition. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these statements. This caution is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public on the SEC's website at http://www.sec.gov.

                      INFORMATION INCORPORATED BY REFERENCE

     The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 from the date of the initial registration statement until the completion of the offering of the securities covered by this prospectus:

o    Our annual report on Form 10-K for the fiscal year ended December 31, 2002,


o Our current reports on Form 8-K filed February 25, 2003, April 2, 2003 and April 24, 2003,


o The description of our common stock, contained in our registration statement on Form 8-A filed on November 21, 1994, including any amendments or reports filed for the purpose of updating such descriptions, and

o The description of our preferred stock purchase rights, contained in our registration statement on Form 8-A filed on September 30, 1996, including any amendments or reports filed for the purpose of updating such descriptions.

     The reports and other documents that we file after the date of this prospectus will update and supersede the information in this prospectus.

     You may request a copy of these filings, at no cost, by writing or telephoning us at:

                        Ligand Pharmaceuticals Incorporated
                        Attn:  Investor Relations
                        10275 Science Center Road
                        San Diego, California 92121-1117
                        (858) 550-7500

     YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY RELATED PROSPECTUS SUMMARY. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY RELATED PROSPECTUS SUMMARY IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENT.

                                 USE OF PROCEEDS

We will receive no proceeds from the resale by the selling security holders of the notes or the common stock issuable upon conversion of the notes. The selling security holders will receive all of the net proceeds from the resales.

                            SELLING SECURITY HOLDERS

We initially issued the notes to the initial purchaser of the notes who then resold the notes in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed to be "qualified institutional buyers" (as defined in Rule 144A under the Securities Act). The selling security holders (which term includes their transferees, pledgees, donees or their successors) may from time to time offer and sell pursuant to this prospectus or any applicable prospectus supplement any or all of the notes and common stock issuable upon conversion of the notes.

No offer or sale under this prospectus may be made by a selling security holder unless that holder is listed in the table in this prospectus or until that holder has notified us and an amendment to the registration statement of which this prospectus is a part has become effective. We will file post-effective amendments to this prospectus to include additional selling security holders upon request and upon provision of all required information to us. Other information concerning the selling security holders that may change from time to time will be set forth in supplements to this prospectus if and when necessary.

The following table sets forth information about each selling security holder, including the name, the number and percentage of the notes beneficially owned and being offered by the selling security holder and the number and percentage of common stock beneficially owned and being offered by the selling security holder. The percentages of common stock beneficially owned and being offered are calculated based on 69,226,092 shares of common stock issued and outstanding as of February 28, 2003. Unless otherwise indicated below, none of the selling security holders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us or our predecessors or affiliates within the past three years.


                                                               PRINCIPAL
                                                               AMOUNT OF NOTES                    SHARES OF COMMON
                                                               BENEFICIALLY                       STOCK               PERCENTAGE OF
                                                               OWNED AND         PERCENTAGE OF    BENEFICIALLY        COMMON STOCK
                                                               OFFERED HEREBY    NOTES            OWNED AND OFFERED   OUTSTANDING
NAME                                                           (1)               OUTSTANDING      HEREBY (2)          OFFERED HEREBY
-------------------------------------------------------------- ----------------- ---------------- ------------------- --------------
1976 Distribution Trust FBO A.R. Lauder/Zinterhofer                   5,000             *                   809               *
2000 Revocable Trust FBO A.R. Lauder/Zinterhofer                      5,000             *                   809               *
AIG DKR Soundshore Holdings Ltd.                                  1,204,000             *               195,036               *
AIG DKR Soundshore Opportunity Holding Fund Ltd.                  2,766,000           1.8%              448,065               *
AIG DKR Soundshore Strategic Holding Fund Ltd.                    2,030,000           1.3%              328,840               *
Alcon Laboratories                                                  262,000             *                42,441               *
Allentown City Officers & Employees Pension Fund                     11,000             *                 1,781               *
Allentown City Police Pension Plan                                   22,000             *                 3,563               *
Allentown City Firefighters Pension Plan                             17,000             *                 2,753               *
Allstate Insurance Company                                          650,000             *               105,293               *
Allstate Life Insurance Company                                     350,000             *                56,696               *
Alpine Associates                                                 3,900,000           2.5%              631,762               *
Alpine Partners, L.P.                                               600,000             *                97,194               *
Amaranth LLC                                                      2,550,000           1.6%              413,075               *
Arapahoe County Colorado                                             41,000             *                 6,641               *
Arbitex Master Fund L.P.                                          5,000,000           3.2%              809,952             1.2%
Argent Classic Convertible Arbitrage Fund L.P.                    2,000,000           1.3%              323,981               *
Argent Classic Convertible Arbitrage Fund (Bermuda) L.P.          2,500,000           1.6%              404,976               *
Arlington County Employees Retirement System                        450,000             *                72,895               *

                                                               PRINCIPAL
                                                               AMOUNT OF NOTES                    SHARES OF COMMON
                                                               BENEFICIALLY                       STOCK               PERCENTAGE OF
                                                               OWNED AND         PERCENTAGE OF    BENEFICIALLY        COMMON STOCK
                                                               OFFERED HEREBY    NOTES            OWNED AND OFFERED   OUTSTANDING
NAME                                                           (1)               OUTSTANDING      HEREBY (2)          OFFERED HEREBY
-------------------------------------------------------------- ----------------- ---------------- ------------------- --------------
Bancroft Convertible Fund, Inc.                                        750,000          *               121,492               *
Bear Stearns & Co., Inc.                                               500,000          *                80,995               *
BNP Paribas Equity Strategies, SNC (3)                               1,782,000        1.1%              288,667               *
BP Amoco PLC Master Trust                                              316,000          *                51,188               *
British Virgin Islands Social Security Board                            59,000          *                 9,557               *
CC Investments LOC                                                   1,000,000          *               161,990               *
City and County of San Francisco Retirement System                     998,000          *               161,666               *
City of New Orleans                                                    169,000          *                27,376               *
City University of New York                                            102,000          *                16,523               *
Cooper Neff Convertible Strategies (Cayman) Master Fund, LP            987,000          *               159,884               *
Credit Suisse First Boston-London                                    1,000,000          *               161,990               *
DBAG London                                                         10,000,000        6.4%            1,619,905             2.3%
Delaware PERS                                                          730,000          *               118,253               *
Delaware Public Employees Retirement System                          1,043,000          *               168,956               *
DKR Saturn Event Driven Holding Fund Ltd.                            2,000,000        1.3%              323,981               *
Ellsworth Convertible Growth and Income Fund, Inc.                     750,000          *               121,492               *
Farallon Capital Institutional Partners II, LP                         575,000          *                93,144               *
Farallon Capital Institutional Partners III, LP                        315,000          *                51,027               *
Farallon Capital Institutional Partners, LP                          2,305,000        1.5%              373,388               *
Farallon Capital Offshore Investors, Inc.                            5,075,000        3.3%              822,101             1.2%
Farallon Capital Partners, LP                                        1,625,000         1%               263,234               *
GLG Global Convertible Fund                                            760,000          *               123,112               *
GLG Global Convertible UCITS Fund                                      240,000          *                38,877               *
Grady Hospital Foundation                                               89,000          *                14,417               *
Guggenheim Portfolio Co. XV, LLC                                       350,000          *                56,696               *
Highbridge International LLC                                        17,000,000        11.0%           2,753,838             3.8%
Hotel Union & Hotel Industry of Hawaii Pension Plan                    134,000          *                21,706               *
ICI American Holdings Trust                                            175,000          *                28,348               *
JP Morgan Securities Inc. (4)                                        5,250,000        3.4%              850,450             1.2%
McMahan Securities Co. L.P.                                            350,000          *                56,696               *
Municipal Employees                                                    161,000          *                26,080               *
New Orleans Firefighters Pension/Relief Fund                            91,000          *                14,741               *
Occidental Petroleum Corporation                                       174,000          *                28,186               *
Pioneer High Yield Fund                                             25,950,000        16.7%           4,203,653             5.7%
Pioneer High Yield VCT Portfolio                                       300,000          *                48,597               *
Policeman and Firemen Retirement System of the City of Detroit         398,000          *                64,472               *
Pro-mutual                                                             505,000          *                81,805               *
Ramius Capital Group                                                   350,000          *                56,696               *
RCG Halifax Master Fund, LTD                                           350,000          *                56,696               *
RCG Latitude Master Fund, LTD                                        1,225,000          *               198,438               *
RCG Multi Strategy A/C, LP                                           1,225,000          *               198,438               *
Salomon Brothers Asset Management, Inc.                              4,375,000        2.8%              708,708              1%
Shell Pension Trust                                                    265,000          *                42,927               *
Sphinx Convertible Arb Fund SPC                                        154,000          *                24,946               *
State of Maryland Retirement Agency                                  2,153,000        1.4%              348,765               *
Sturgeon Limited                                                       231,000          *                37,419               *
Sunrise Partners Limited Partnership                                 8,200,000        5.3%            1,328,322             1.9%
Syngenta AG                                                            120,000          *                19,439               *

                                                               PRINCIPAL
                                                               AMOUNT OF NOTES                    SHARES OF COMMON
                                                               BENEFICIALLY                       STOCK               PERCENTAGE OF
                                                               OWNED AND         PERCENTAGE OF    BENEFICIALLY        COMMON STOCK
                                                               OFFERED HEREBY    NOTES            OWNED AND OFFERED   OUTSTANDING
NAME                                                           (1)               OUTSTANDING      HEREBY (2)          OFFERED HEREBY
-------------------------------------------------------------- ----------------- ---------------- ------------------- --------------
The Grable Foundation                                                   60,000          *                 9,719               *
Tinicum Partners, LP                                                   105,000          *                17,009               *
Tribeca Investments L.T.D.                                           3,500,000        2.3%              566,966               *
Trustmark Insurance                                                    232,000          *                37,581               *
UBS O'Connor LLC F/B/O O'Connor Global Convertible Arbitrage
Master Limited                                                       1,350,000          *               218,687               *
UBS O'Connor LLC F/B/O O'Connor Global Convertible Portfolio           150,000          *                24,298               *
UBS Warburg LLC                                                        500,000          *                80,995               *
Viacom Inc. Pension Plan Master Trust                                   11,000          *                 1,781               *
Victus Capital, LP                                                   1,500,000          *               242,985               *
Wachovia Securities Inc.                                               400,000          *                64,796               *
Whitebox Convertible Arbitrage Partners, L.P.                        3,600,000        2.3%              583,165               *
White River Securities L.L.C.                                          500,000          *                80,995               *
Zeneca Holding Trust                                                   175,000          *                28,348               *
Zurich Institutional Benchmarks Master Fund Ltd.                       385,000          *                62,366               *
Additional holders of notes not yet identified (5)                  15,763,000        10.2%           2,553,456             3.6%
-------------------------------------------------------------- ----------------- ---------------- ------------------- --------------
Total                                                             $155,250,000        100%           25,149,025             26.6%
-------------------------------------------------------------- ----------------- ---------------- ------------------- --------------


*        Less than one percent

(1) We prepared this table based on the information supplied to us by the selling security holders named in the table and we have not sought to verify such information. This table only reflects information regarding selling security holders who have provided us with such information.

(2)  Assumes conversion of all of the holder's notes at a conversion rate of
     161.9905 shares of common stock per $1,000 principal amount of the notes. However, this conversion rate will be subject to adjustment as described under "Description of notes--Conversion Rights." As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(3) As of December 19, 2002, BNP Paribas Equity Strategies, SNC held an additional 49,339 shares of our common stock that are not being offered under this prospectus.

(4) As of January 16, 2003, JP Morgan Securities Inc. held an additional 34,493 shares of our common stock that are not being offered under this prospectus.

(5) No offer or sale under this prospectus may be made by a selling security holder unless that holder is listed in the table in this prospectus or until that holder has notified us and a post-effective amendment to the registration statement of which this prospectus is a part has become effective. We will update this table by post-effective amendment to the registration statement of which this prospectus is a part as we receive information from holders of the notes who have not yet provided us with their information.

     The selling security holders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information in the above table was provided to us. Information about the selling security holders may change over time.

     Because the selling security holders may offer all or some of the notes or the shares of common stock issuable upon conversion of the notes from time to time, we cannot estimate the amount of the notes or shares of common stock that will be held by the selling security holders upon the termination of any particular offering by a selling security holder. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

The selling security holders, which term includes their transferees, pledgees or donees or their successors, may from time to time sell the notes and the underlying common stock covered by this prospectus directly to purchasers or offer the notes and underlying common stock through underwriters, broker-dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling security holders and/or the purchasers of securities for whom they may act as agent, which discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The notes and the underlying common stock may be sold in one or more transactions:

>>   at fixed prices;

>>   at prevailing market prices;

>>   at varying prices determined at the time of sale; or

>>   at negotiated prices.

These sales may be effected in transactions, which may involve block transactions, in the following manner:

>> on any national securities exchange or quotation service on which the notes or the common stock may be listed or quoted at the time of sale;

>>   in the over-the-counter-market;

>> in transactions otherwise than on these exchanges or services or in the over-the-counter-market; or

>> through the writing and exercise of options, whether these options are listed on an options exchange or otherwise.

In connection with the sale of the notes and common stock, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging positions they assume. The selling security holders may sell the notes or common stock and deliver notes or common stock to close out short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities.

The aggregate proceeds to the selling security holders from the sale of the securities offered by them hereby will be the purchase price of such securities less discounts and commissions, if any. The selling security holder reserves the right to accept and, together with its agent from time to time, to reject, in whole or in part, any proposed purchase of securities to be made directly or through agents. We will not receive any of the proceeds from the resale by the selling security holders of the notes or the common stock issuable upon conversion of the notes.

The notes are traded on The PORTAL Market. However, notes sold pursuant to this prospectus will no longer be eligible for trading on the PORTAL market. We do not intend to list the notes on any securities exchange or automated quotation system. Our common stock is listed for trading on the Nasdaq National Market under the symbol "LGND."

In order to comply with the securities laws of some states, if applicable, the securities may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from registration or qualification requirements is available and is complied with.

The selling security holders, and any underwriters, broker-dealers or agents that participate in the sale of the securities, may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the securities may be underwriting discounts and commissions under the Securities Act. The selling security holders have acknowledged that they understand their obligations to comply with the provisions of the Securities Exchange Act of 1934 and the rules thereunder relating to stock manipulation, particularly Regulation M.

At the time of a particular offering of securities by a selling security holder, an amendment or supplement to this prospectus, if required, will be circulated setting forth the aggregate amount and type of securities being offered and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling security holders and any discounts, commission or concessions allowed or reallowed or paid to broker-dealers.

We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and the underlying common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for indemnification by us of the selling security holders and their controlling persons and by the selling security holders of us and our directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the underlying common stock, including liabilities under the Securities Act.

                              DESCRIPTION OF NOTES

On November 26 and 27, 2002 we issued and sold the notes in a private placement transaction. The initial purchaser of the notes in that offering resold the notes to persons reasonably believed to be qualified institutional buyers (as defined in Rule 144A under the Securities Act of 1933). The notes were issued under the indenture dated November 26, 2002 between us and J.P. Morgan Trust Company, National Association, as trustee. The following statements are subject to the detailed provisions of the indenture and are qualified in their entirety by reference to the indenture. The indenture has been filed as an exhibit to the registration statement of which this prospectus is a part. Particular provisions of the indenture which are referred to in this prospectus are incorporated by reference as a part of the statements made, and the statements are qualified in their entirety by the reference. For the purposes of this summary, the terms "Ligand," the "Company," "we" or "our" refer only to Ligand Pharmaceuticals Incorporated and not to any of our subsidiaries. References to "interest" shall be deemed to include, unless the context otherwise requires, the additional amounts payable in the event of a registration default as described below under the caption "Registration rights; additional payments."

GENERAL

Except as described under "Security," the notes represent our unsecured general obligations, subordinate in right of payment to certain of our obligations as described under "Subordination of notes," and convertible into our common stock as described under "Conversion rights." The notes are limited to $155.25 million aggregate principal amount. Interest on the principal amount of the notes will be payable semi-annually on May 16 and November 16 of each year, with the first interest payment to be made on May 16, 2003, at the rate of 6% per annum, to the persons who are registered holders of the notes at the close of business on the preceding May 1 and November 1, respectively. Unless previously redeemed, repurchased or converted, the notes will mature on November 16, 2007. The notes will be payable at the office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for such purpose, in the Borough of Manhattan, the City of New York. Payments in respect of the notes may, at our option, be made by check and mailed to the holders of record as shown on the register for the notes.

We issued the notes without coupons in denominations of $1,000 and integral multiples thereof.

Holders may present for conversion any notes that have become eligible for conversion at the office of the conversion agent, and may present notes for registration of transfer at the office of the trustee.

The indenture does not contain any financial covenants or any restrictions on the payment of dividends or on the repurchase of our securities. The indenture does not require us to maintain any sinking fund or other reserves for repayment of the notes.

The notes are not subject to defeasance or covenant defeasance.

SECURITY

On the closing dates of the offering in which the notes were issued, we purchased in the aggregate approximately $18 million of US government securities as security for the notes and for the exclusive ratable benefit of the holders of the notes (and not for the benefit of our other creditors). These U.S. government securities are sufficient, upon receipt of the scheduled interest and principal payments of such securities, to provide for payment in full of the first four scheduled interest payments on the notes when due. The US government securities are held and invested by the trustee in accordance with the terms of the pledge agreement that we entered into with the trustee. We refer to payments on the notes derived from the pledged US government securities as "permitted payments" in this prospectus.

The US government securities have been pledged by us to the trustee under the indenture for the exclusive ratable benefit of the holders of the notes and are held by the trustee in a pledge account in accordance with a pledge agreement entered into by us and the trustee and in accordance with a control agreement entered into by us, the trustee and the account intermediary therein. Immediately prior to each of the first four interest payment dates, the trustee will release from the pledge account proceeds sufficient to pay interest then due on the notes. We may also make additional payments to the trustee to ensure that sufficient funds are available to pay interest then due on the notes, if necessary. A failure to pay interest on the notes when due through the first four scheduled interest payment dates will constitute an event of default under the indenture.

The pledged US government securities and the pledge account also secures, to the extent available, the repayment of the principal amount on the notes. If prior to November 16, 2005:

>> an event of default under the notes or the indenture occurs and is continuing; and

>> the trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding accelerate the notes by declaring the principal amount of the notes plus accrued and unpaid interest to be immediately due and payable (by written consent, at a meeting of holders of the notes or otherwise), except for the occurrence of an event of default relating to our bankruptcy, insolvency or reorganization, or that of any of our subsidiaries, upon which the notes will be accelerated automatically, then the proceeds from the pledged US government securities will be promptly released for payment to the holders of the notes, subject to the automatic stay provisions of bankruptcy law, if applicable. Distributions from the pledge account will be applied:

>>   first, to any accrued and unpaid interest on the notes; and

>> second, to the extent available, to the repayment of a portion of the principal amount of the notes.

If an event of default is not cured prior to the acceleration of the notes by the trustee or holders of the notes referred to above, the trustee and the holders of the notes will be able to accelerate the notes as a result of that event of default.

For example, if the first two interest payments were made when due but the third interest payment was not made when due and the holders of the notes promptly exercised their right to declare the principal amount of the notes to be immediately due and payable, then, assuming the automatic stay provisions of bankruptcy law are not applicable and the proceeds of the pledged US government securities are promptly distributed from the pledge account:

>> an amount equal to the interest payment due on the third interest payment would be distributed from the pledge account as accrued interest; and

>> the balance of the proceeds of the pledge account would be distributed as a portion of the principal amount of the notes.

In addition, holders would have an unsecured claim against us for the remainder of the principal amount of their notes.

If prior to the fourth interest payment with respect to the notes,

>>   any notes are converted; or

>>   we repurchase any notes,

then the trustee will disburse to us a pro rata portion of the pledge account corresponding to the remaining interest payments with respect to such notes secured by the pledge account.

Once we make the first four scheduled interest payments on the notes, all of the remaining pledged US government securities and cash, if any, will be released to us from the pledge account, and the notes will thereafter be unsecured.

CONVERSION RIGHTS

Before the close of business on the date of maturity of the notes, subject to prior redemption or repurchase, holders of the notes may convert the notes, or portions thereof (if the portions are $1,000 or whole multiples thereof), into
161.9905 shares of common stock per $1,000 of principal amount of notes. This rate results in an initial conversion price of approximately $6.17 per share. Except as described below, the number of shares into which a note is convertible will not be adjusted for dividends on any common stock issued on conversion. We will not issue fractional shares of common stock upon conversion of notes and instead will pay a cash adjustment based on the market price of the common stock on the last trading day prior to the conversion date. In the case of notes called for redemption, conversion rights will expire at the close of business on the date one business day prior to the redemption date.

We are not obligated to pay accrued interest on notes submitted for conversion. Accordingly, if a note is converted after the close of business on a record date for the payment of interest and before the opening of business on the next succeeding interest payment date, notes submitted for conversion must be accompanied by funds equal to the interest payable to the registered holder on the interest payment date on the principal amount of such notes submitted for conversion. We will then make the interest payment due on the interest payment date to the registered holder of the note on the record date. Notwithstanding anything to the contrary in this paragraph, any note submitted for conversion need not be accompanied by any funds if such notes have been called for redemption on a redemption date that is after the close of business on a record date for the payment of interest and before the close of business on the business day following the corresponding interest payment date.

As soon as practicable following the conversion date, we will deliver through the conversion agent a certificate for the full number of full shares of common stock into which any note is converted, together with any cash payment for fractional shares. For a discussion of the tax treatment of a holder receiving common shares upon surrendering notes for conversion, see "Certain US federal income tax considerations--US Holders--Conversion of the notes."

We will adjust the conversion rate for:

>> dividends or distributions on shares of our common stock payable in common stock or other capital stock of ours;

>> subdivisions, combinations or certain reclassifications of our common stock;

>> distributions to all or substantially all holders of common stock of certain rights or warrants entitling them for a period of 60 days or less to purchase common stock at less than the current market price at the time;

>> distributions to all or substantially all holders of our common stock of our assets or debt securities or certain rights to purchase our securities, but excluding cash dividends or other cash distributions from current or retained earnings referred to in the next paragraph;

>> all-cash distributions to all or substantially all holders of our common stock in an aggregate amount that, together with

     >> any cash and the fair market value of any other consideration payable in respect of any tender offer or exchange offer for our common stock consummated within the preceding 12 months not triggering a conversion rate adjustment and

     >> all other all-cash distributions to all or substantially all stockholders made within the preceding 12 months not triggering a conversion rate adjustment,

     exceeds an amount equal to 10% of the market capitalization of our common stock on the business day immediately preceding the day on which we declare the distribution;

>> payments in respect of a tender offer or exchange offer for our common stock to the extent that the offer involves aggregate consideration that, together with

     >> any cash and the fair market value of any other consideration payable in respect of any tender offer or exchange offer for our common stock consummated within the preceding 12 months not triggering a conversion rate adjustment and

     >> all-cash distributions to all or substantially all stockholders made within the preceding 12 months not triggering a conversion rate adjustment,

     exceeds an amount equal to 10% of the market capitalization of our common stock on the expiration date of the tender offer or exchange offer.

Each adjustment referred to above will be made upon conclusion of the applicable event. We will not adjust the conversion rate, however, in certain cases, including where holders of notes are to participate in the transaction without conversion under circumstances that our board of directors determines to be fair and appropriate.

To the extent that our stockholders rights plan is still in effect, upon conversion of the notes into common stock, the holders will receive, in addition to the common stock, the rights described in our stockholders rights plan, whether or not the rights have separated from the common stock at the time of conversion, subject to certain limited exceptions. If we implement a new stockholders rights plan, we will be required under the indenture to provide that the holders of notes will receive the rights upon conversion of the notes, whether or not these rights were separated from the common stock prior to conversion, subject to certain limited exceptions.

Except as stated above, the number of shares issuable on conversion will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for common stock, or carrying the right to purchase any of the foregoing. The terms of the notes do not require any adjustment for rights to purchase common stock pursuant to our present or any future stockholders rights plan or pursuant to any plans we have for reinvestment of dividends or interest, or for a change in the par value of the common stock. To the extent that the notes become convertible into cash, no adjustment will be required thereafter as to cash.

No adjustment to the conversion rate will be required unless the adjustment would require a change of at least 1% in the conversion rate then in effect; provided that any adjustment that would otherwise be required to be made will be carried forward and taken into account in any subsequent adjustment.

We are permitted to make such increases in the conversion rate as we, in our discretion, determine to be advisable in order that any stock dividend, subdivision of shares, distribution or rights to purchase stock or securities or securities convertible into or exchangeable for stock made by us to our stockholders will not be taxable to the recipients. In addition, we may at any time increase the conversion rate by any amount for any period of time if our board of directors determines that such increase would be in our best interests, provided that:

>> the conversion price is not less than the par value of a share of our common stock;

>> the period during which the increased rate is in effect is at least 20 days (or such longer period as may be required by law); and

>>   the increased rate is irrevocable during such period.

If we are party to a consolidation, merger or binding share exchange pursuant to which the common stock is converted into cash, securities or other property, at the effective time of the transaction, the right to convert a note into common stock will be changed into a right to convert it into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted its note immediately prior to the transaction.

In the event of:

>> a taxable distribution to holders of shares of common stock which results in an adjustment to the conversion rate; or

>>   an increase in the conversion rate at our discretion,

the holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to Federal income tax as a dividend. See "Certain United States federal income tax considerations--US Holders--Adjustment of conversion price."

REDEMPTION OF NOTES AT OUR OPTION

No sinking fund is provided for the notes. Prior to November 22, 2005, we cannot redeem the notes. The notes will be redeemable at our option, in whole or in part, at any time on or after November 22, 2005, on any date not less than 30 nor more than 60 days after the mailing of a redemption notice to each holder of notes to be redeemed at the address of the holder appearing in the security register. The redemption price for the notes, expressed as a percentage of principal amount, is as follows for the periods set forth below:

PERIOD                                                      REDEMPTION PRICE
-------------------------------------------------------------------------------
November 22, 2005 to November 15, 2006.....................        102.4%
November 16, 2006 to November 15, 2007.....................        101.2%

Accrued and unpaid interest will also be paid to the redemption date.

If we redeem less than all of the outstanding notes, the trustee will select the notes to be redeemed on a pro rata basis in principal amounts of $1,000 or integral multiples of $1,000. If a portion of a holder's notes is selected for partial redemption and the holder converts a portion of the notes, the converted portion shall be deemed to be the portion selected for redemption.

CHANGE IN CONTROL PERMITS PURCHASE OF NOTES BY US AT THE OPTION OF THE HOLDER

In the event of a change in control (as defined below) with respect to us, each holder will have the right, at its option, subject to the terms and conditions of the indenture, to require us to purchase for cash all or any portion of the holder's notes in integral multiples of $1,000 principal amount, at a price for each $1,000 principal amount of such notes tendered for repurchase equal to 100% of the principal amount of such notes tendered, plus any accrued and unpaid interest to the purchase date. We will be required to purchase the notes no later than 30 business days after notice of a change in control has been mailed as described below. We refer to this date in this prospectus as the "change in control purchase date."

Within 30 business days after the occurrence of a change in control, we must mail to the trustee and to all holders of notes at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the change in control, which notice must state, among other things:

>>   the event or events causing a change in control;

>>   the date of such change in control;

>>   the last date on which a holder may exercise the purchase right;

>>   the change in control purchase price;

>>   the change in control purchase date;

>>   the name and address of the paying agent and the conversion agent;

>>   the conversion rate and any adjustments to the conversion rate;

>> that notes with respect to which a change in control purchase notice is given by the holder may be converted, if otherwise convertible, only if the change in control purchase notice has been withdrawn in accordance with the terms of the indenture; and

>>   the procedures that holders must follow to exercise these rights.

To exercise this right, the holder must deliver a written notice so as to be received by the paying agent no later than the close of business on the third business day prior to the change in control purchase date. The required purchase notice upon a change in control must state:

>> the certificate numbers of the notes to be delivered by the holder, if applicable;

>> the portion of the principal amount of notes to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

>> that we are to purchase such notes pursuant to the applicable provisions of the notes.

A holder may withdraw any change in control purchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the business day prior to the change in control purchase date. The notice of withdrawal must state:

>>   the principal amount of the notes being withdrawn;

>>   the certificate numbers of the notes being withdrawn, if applicable; and

>> the principal amount, if any, of the notes that remain subject to a change in control purchase notice.

Our obligation to pay the change in control purchase price for a note for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after the delivery of such change in control purchase notice. We will cause the change in control purchase price for such note to be paid promptly following the later of the change in control purchase date or the time of delivery of such note.

If the paying agent holds money sufficient to pay the change in control purchase price of the note on the change in control purchase date in accordance with the terms of the indenture, then, immediately after the change in control purchase date, interest on such note will cease to accrue, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the change in control purchase price upon delivery of the note.

Under the indenture, a "change in control" is deemed to have occurred at such time as:

>> any "person" or "group" (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act) is or becomes the "beneficial owner" (as such term is used in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% or more of the voting power of our common stock or other capital stock into which our common stock is reclassified or changed;

>> at any time the following persons cease for any reason to constitute a majority of our board of directors:

>> individuals who on the issue date of the notes constituted our board of directors and

>> any new directors whose election by our board of directors or whose nomination for election by our stockholders was approved by at least a majority of the directors then still in office who were either directors on the issue date of the notes or whose election or nomination for election was previously so approved; or

>> the sale, lease or transfer of all or substantially all of our assets and property to any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act).

However, a change in control will not be deemed to have occurred if either:

>> the last sale price of our common stock for any five trading days during the ten trading days immediately preceding the change in control is at least equal to 105% of the conversion price in effect on such trading day; or

>> in the case of a merger or consolidation, all of the consideration (excluding cash payments for fractional shares and cash payments pursuant to dissenters' appraisal rights) in the merger or consolidation constituting the change in control consists of common stock traded on a US national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such change in control) and as a result of such transaction or transactions the notes become convertible solely into such common stock.

If a change in control occurs, there can be no assurance that we would have sufficient funds or financing to repay any senior indebtedness then required to be repaid or to repurchase any or all notes then required to be repurchased under the indenture. Any failure by us to repurchase the notes when required following a change in control would result in an event of default under the indenture, whether or not such repurchase is permitted by the subordination provisions of the indenture. Any such default may, in turn, cause a default under our existing or future senior debt.

In connection with any purchase offer in the event of a change in control, we will to the extent applicable:

>> comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

>>   file Schedule TO or any other required schedule under the Exchange Act.

There is inherent uncertainty in the phrase "all or substantially all." Interpretation of this phrase as it relates to any transfer of our assets and property will be governed by applicable law and will be dependent upon the particular facts and circumstances. We cannot assure you how a court would interpret this phrase if you attempt to exercise your rights following the occurrence of a transaction that you believe constitutes a transfer of "all or substantially all" of our assets and property. As a result, you may not receive the change in control purchase price under circumstances in which you believe you are entitled to it. In addition, we cannot assure you that we will have the financial resources necessary, or otherwise be able, to acquire the notes tendered upon a change in control.

The change in control purchase feature of the notes may in certain circumstances make more difficult or discourage a takeover of our company.

We could, in the future, enter into transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the notes but that would increase the amount of our, or our subsidiaries', indebtedness and adversely affect the value of the notes.

We may not purchase notes at the option of holders upon a change in control if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the change in control purchase price with respect to the notes.

SUBORDINATION OF NOTES

Upon any distribution to our creditors in our liquidation or dissolution or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to us or our property, the payment of all amounts due on the notes (other than cash payments due upon conversion in lieu of fractional shares, and other than permitted payments) will be subordinated, to the extent provided in the indenture, in right of payment to the prior payment in full of all senior indebtedness and all indebtedness of our subsidiaries.

We will not pay, directly or indirectly, any amount due on the notes (including any change of control purchase price pursuant to the exercise of the change of control purchase right, but excluding any permitted payments), or acquire any of the notes, in the following circumstances:

>> if any default in payment of principal, premium, if any, or interest on senior indebtedness (as defined below) exists, unless and until the default has been cured or waived or has ceased to exist;

>> if any default, other than a default in payment of principal, premium, if any, or interest, has occurred with respect to senior indebtedness, and that default permits the holders of the senior indebtedness to accelerate its maturity, until the expiration of the "payment blockage period" described below unless and until the default has been cured or waived or has ceased to exist; or

>> if the maturity of senior indebtedness has been accelerated, until the senior indebtedness has been paid or the acceleration has been cured or waived.

A "payment blockage period" is a period that begins on the date that we receive a written notice from any holder of senior indebtedness or a holder's representative, or from a trustee under an indenture under which senior indebtedness has been issued, that an event of default with respect to and as defined under any senior indebtedness (other than default in payment of the principal of, or premium, if any, or interest on any senior indebtedness), which event of default permits the holders of senior indebtedness to accelerate its maturity, has occurred and is continuing and ends on the earlier of (1) the date on which such event of default has been cured or waived, (2) 180 days from the date notice is received, (3) the date on which such senior indebtedness is discharged or paid in full or (4) the date of which such payment blockage period shall have been terminated by written notice to the trustee or us from the trustee or other representative initiating such payment blockage period. Notwithstanding the foregoing, no new payment blockage period shall commence until a period of at least 365 consecutive days shall have elapsed since the beginning of the prior payment blockage period. No default (other than a default in payment) that existed or was continuing on the date of delivery of any payment blockage notice, shall be the basis for any subsequent payment blockage notice, unless such event of default has been cured or waived for a period of not less than 90 consecutive days. However, if the maturity of such senior indebtedness is accelerated, no payment may be made on the notes until such senior indebtedness that has matured has been paid or such acceleration has been cured or waived.

Senior indebtedness is defined in the indenture as all indebtedness (as defined below) of ours outstanding at any time, except:

>>   the notes;

>> indebtedness that by its terms is not senior in right of payment to the notes; and

>> indebtedness that by its terms is pari passu or junior in right of payment to the notes.

Senior indebtedness does not include our indebtedness to any of our subsidiaries.

Indebtedness is defined with respect to any person as the principal of, and premium, if any, and interest on (a) all indebtedness of such person for borrowed money (including all indebtedness evidenced by notes, debentures or other securities sold by such person for money), (b) all obligations incurred by such person in the acquisition (whether by way of purchase, merger, consolidation or otherwise and whether by such person or another person) of any business, real property or other assets (except inventory and related items acquired in the ordinary course of the conduct of the acquiror's usual business), (c) guarantees by such person of indebtedness described in clause (a) or (b) of another person, (d) all renewals, extensions, refundings, deferrals, restructurings, amendments and modifications of any indebtedness, obligation or guarantee, (e) all reimbursement obligations of such person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such person, (f) all capital lease obligations of such person, (g) all net obligations of such person under interest rate swap, currency exchange or similar agreements of such person and (h) all obligations and other liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, conditional sale or other title retention agreement, in connection with the lease of real property or improvements thereon (or any personal property included as part of any such lease) which provides that such person is contractually obligated to purchase or cause a third party to purchase the leased property or pay an agreed upon residual value of the leased property, including such person's obligations under such lease or related document to purchase or cause a third party to purchase such leased property or pay an agreed upon residual value of the leased property to the lessor.

By reason of the subordination provisions described above, in the event of insolvency, funds which would otherwise be payable to holders of the notes other than as permitted payments will be paid to the holders of senior indebtedness to the extent necessary to pay senior indebtedness in full.

Substantially all of our operations are currently and are expected in the future to be conducted through subsidiaries, which are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due on the notes or to make any funds available therefor, whether by dividends, loans or other payments. The payment of dividends and loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of our subsidiaries and are subject to various business considerations.

Except for permitted payments, the notes are effectively subordinated to all indebtedness and other liabilities and commitments (including trade payables and lease obligations) of our subsidiaries. Any right that we have to receive assets of any of our subsidiaries upon its liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that we ourselves are recognized as a creditor of that subsidiary, in which case our claims would still be subordinate to any security interests in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us.

There are no restrictions in the indenture upon the creation of additional senior indebtedness by us, or on the creation of any indebtedness by us or any of our subsidiaries. As of December 31, 2002, we and our subsidiaries had approximately $6.2 million of consolidated indebtedness effectively ranking senior to the notes.

MERGER OR CONSOLIDATION, OR CONVEYANCE, TRANSFER OR LEASE OF PROPERTIES AND
ASSETS

The indenture provides that we may not consolidate with or merge with or into any other person or transfer or lease all or substantially all of our properties and assets to another person, unless, among other things:

>> the resulting, surviving or transferee person is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia or a corporation or comparable legal entity organized under the laws of a foreign jurisdiction and whose equity securities are listed on a national securities exchange in the United States or authorized for quotation on the Nasdaq National Market (provided, however, that in the case of a transaction where the surviving entity is organized under the laws of a foreign jurisdiction, we may not consummate the transaction without first (1) making provision for the satisfaction of our obligations to repurchase the notes following a change in control, if any, and (2) obtaining an opinion of tax counsel experienced in such matters to the effect that, under then existing US federal income tax laws, there would be no material adverse tax consequences to holders of the notes resulting from such transaction);

>> such person assumes all of our obligations under the notes and the indenture; and

>> we or such successor person shall not immediately thereafter be in default under the indenture.

Upon the assumption of our obligations by such a person in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture.

Although such transactions are permitted under the indenture, certain of the foregoing transactions could constitute a change in control permitting each holder to require us to purchase the notes of such holder as described in "--Change in control permits purchase of notes by us at the option of the holder."

EVENTS OF DEFAULT

The following will be events of default for the notes:

>> default in the payment of the principal amount, redemption price or change in control purchase price with respect to any note when such amount becomes due and payable;

>> default in the payment of accrued and unpaid interest, if any (including additional payments in the event of a "registration default"), on the notes for 30 days; provided that a failure to make any of the first four scheduled interest payments on the notes within three business days of the applicable interest payment date will constitute an event of default with no additional grace or cure period;

>> failure by us to comply with any of our other covenants in the notes or the indenture upon receipt by us of notice of such default by the trustee or by holders of not less than 25% in aggregate principal amount of the notes then outstanding and our failure to cure (or obtain a waiver of) such default within 60 days after receipt of such notice;

>> default by us or any of our significant subsidiaries in the payment at the final maturity thereof, after the expiration of any applicable grace period, of principal of, or premium, if any, on indebtedness for money borrowed, in the principal amount then outstanding of $15 million or more, or acceleration of any indebtedness in such principal amount so that it becomes due and payable prior to the date on which it would otherwise have become due and payable and such acceleration is not rescinded or such default cured within 30 business days after notice to us in accordance with the indenture;

>> certain events of bankruptcy, insolvency or reorganization affecting us or any of our significant subsidiaries; or

>> the pledge agreement or the control agreement ceases to be in full force and effect or enforceable in accordance with its terms.

If an event of default shall have occurred and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of notes then outstanding may declare the principal amount of the notes plus accrued and unpaid interest, if any, on the notes accrued through the date of such declaration to be immediately due and payable. In the case of certain events of our bankruptcy, insolvency or reorganization, the principal amount of the notes plus accrued and unpaid interest, if any, accrued thereon through the occurrence of such event shall automatically become and be immediately due and payable.

MODIFICATIONS OF THE INDENTURE

We and the trustee may enter into supplemental indentures that add, change or eliminate provisions of the indenture or modify the rights of the holders of the notes with the consent of the holders of at least a majority in principal amount of the notes then outstanding. However, without the consent of each holder, no supplemental indenture may:

>> reduce the rate or change the time of payment of interest (including additional payments in the event of a "registration default") on any note;

>> make any note payable in money or securities other than as stated in the note or the indenture;

>>   change the stated maturity of any note;

>> reduce the principal amount, redemption price or change in control purchase price with respect to any note;

>> make any change that adversely affects the right of a holder to require us to purchase a note;

>>   waive a default in the payment of any amount due with respect to any note;

>> change the right to convert, or receive payment with respect to, a note, or the right to institute suit for the enforcement of any payment with respect to, or conversion of, the notes; or

>> change the provisions in the indenture that relate to modifying or amending the indenture.

Without the consent of any holder of notes, we and the trustee may enter into supplemental indentures for any of the following purposes:

>> to evidence a permitted successor to us and the required assumption by that successor of our obligations under the indenture and the notes;

>> to add to our covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us;

>>   to secure our obligations in respect of the notes;

>> to make any changes or modifications to the indenture necessary in connection with the registration of the notes under the Securities Act and the qualification of the indenture under the Trust Indenture Act; or

>>   to cure any ambiguity or inconsistency in the indenture.

Without the consent of the holders of a majority in principal amount of the notes, no supplemental indenture may be entered into pursuant to the preceding paragraph if such supplemental indenture would materially and adversely affect the interests of the holders of the notes.

The holders of a majority in principal amount of the outstanding notes may, on behalf of the holders of all notes:

>> waive compliance by us with restrictive provisions of the indenture, as detailed in the indenture; and

>> waive any past default under the indenture and its consequences, except a default in the payment of the principal amount, accrued and unpaid interest, if any (including additional payments in the event of a "registration default"), redemption price or change in control purchase price or obligation to deliver common shares upon conversion with respect to any note or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES, INCORPORATORS AND STOCKHOLDERS

No director, officer, employee, incorporator or stockholder of ours, as such, shall have any liability for any of our obligations under the notes or the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the Commission that a waiver of such liabilities is against public policy.

SATISFACTION AND DISCHARGE

We may discharge our obligations under the indenture while notes remain outstanding if:

>> all outstanding notes have or will become due and payable at their scheduled maturity within one year; or

>>   all outstanding notes are scheduled for redemption within one year,

and in either case, we have deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity or the scheduled date of redemption.

UNCLAIMED MONEY AND PRESCRIPTION

If money deposited with the trustee or paying agent for the payment of principal or interest remains unclaimed for two years, the trustee and paying agent shall notify us and shall pay the money back to us at our written request. Thereafter, holders of notes entitled to the money must look to us for payment, subject to applicable law, and all liability of the trustee and the paying agent shall cease. Other than as described in this paragraph, the indenture does not provide for any prescription period for the payment of interest and principal on the notes.

REPORTS TO TRUSTEE

We will regularly furnish to the trustee copies of our annual report to stockholders, containing audited financial statements, and any other financial reports which we furnish to our stockholders.

RULE 144A INFORMATION REQUIREMENTS

We agreed in the indenture to furnish to the holders or beneficial holders of the notes and prospective purchasers of the notes designated by the holders of the notes, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act until such time as we register the notes and the underlying common stock for resale under the Securities Act. In addition, we will agree to furnish such information if, at any time while the notes or the common stock issuable upon conversion of the notes are restricted securities within the meaning of the Securities Act, we are not subject to the informational requirements of the Exchange Act.

TRUSTEE AND TRANSFER AGENT

The trustee for the notes is J.P. Morgan Trust Company, National Association. The transfer agent for our common stock is Mellon Investor Services LLC.


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

LISTING AND TRADING

The notes trade on The PORTAL Market. However, notes sold pursuant to this prospectus will no longer be eligible for trading on the PORTAL market. We do not intend to list the notes on any securities exchange or automated quotation system. Our common stock is listed on the Nasdaq National Market under the symbol "LGND."

BOOK ENTRY, DELIVERY AND FORM

Notes resold under the registration statement of which this prospectus forms a part will be represented by one or more permanent global securities in definitive fully registered form, which will be deposited with the trustee as custodian for DTC and registered in the name of DTC. We initially issued the notes in the form of two global securities, bearing a legend relating to restrictions on transfer, which was deposited with the trustee as custodian for DTC and registered in the name of the nominee of DTC. Except as set forth below, the global securities may be transferred, in whole and not in part , only to DTC or another nominee of DTC. You may hold your beneficial interests in the global securities directly through DTC if you have an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form (referred to as certificated securities) will be issued only in certain limited circumstances described below.

         DTC has advised us that it is:

>> a limited purpose trust company organized under the laws of the state of New York;

>>   a member of the Federal Reserve System;

>> a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

>> a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities of institutions that have accounts with DTC (referred to as participants) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, which may include the initial purchasers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies (referred to as indirect participants) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

Pursuant to procedures established by DTC, upon the deposit of the global securities with DTC, DTC credited, on its book-entry registration and transfer system, the principal amount of notes represented by such global securities to the accounts of participants. The accounts to be credited were designated by the initial purchasers. Ownership of beneficial interests in the global securities will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global securities will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants' interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global securities.

Owners of beneficial interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

So long as DTC, or its nominee, is the registered owner of holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the indenture and the notes. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global security, you will not be entitled to have the notes represented by the global security registered in your name, will not receive or be entitled to receive physical delivery of certificated securities, except as described below, and will not be considered to be the owner or holder of any notes under the global securities. We understand that under existing industry practice, if an owner of a beneficial interest in the global securities desires to take any action that DTC, as the holder of the global securities, is entitled to take, DTC would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.


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

We will make payments of principal of, premium, if any, and interest (including any additional interest) on the notes represented by the global securities registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global securities. Neither the trustee, any paying agent nor we will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global securities or for maintaining, supervising or reviewing any records relating to such beneficial interests.

We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest (including liquidated damages) on the global securities, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global securities, as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global securities held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global securities for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global securities owning through such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account DTC's interests in the global securities is credited and only in respect of that portion of the aggregate principal amount of notes as to which the participant or participants have given such direction. However, if DTC notifies us that it is unwilling to be a depository for the global securities or ceases to be a clearing agency or there is a continuing event of default under the notes, DTC will exchange the global securities for certificated securities which it will distribute to its participants and which will be appropriately legended, if required.

Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global securities among participants of DTC, it is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. Neither the trustee nor we will have any responsibility or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

PAYMENTS OF PRINCIPAL AND INTEREST

The indenture requires that payments in respect of the notes held of record by DTC or its nominee (including notes evidenced by the global securities) be made in same day funds. Payments in respect of the notes held of record by holders other than DTC may, at our option, be made by check and mailed to such holders of record as shown on the register for the notes.

REGISTRATION RIGHTS AND ADDITIONAL PAYMENTS

We and the initial purchaser entered into a registration rights agreement November 26, 2002. Pursuant to the registration rights agreement, we agreed to file a registration statement, of which this prospectus is a part, covering the resales of the notes and the common stock issuable upon conversion of the notes in accordance with Rule 415 under the Securities Act of 1933.

We will use our reasonable best efforts to cause a registration statement to be declared effective and, subject to certain rights to suspend use of the registration statement, to keep it effective until the earlier of (x) the date on which the offer and sale of such note or underlying share of common stock has been effectively registered under the Securities Act and such note or underlying share has been disposed of, whether or not in accordance with the registration statement, and (y) the date which is two years after the later of the date of original issue of such notes and the last date that we or any of our affiliates was the owner of such notes (or any predecessor thereto) or such shorter period of time as permitted by Rule 144(k) under the Securities Act or any successor provision thereunder. There can be no assurance that we will be able to maintain an effective and current registration statement as required. The absence of such a registration statement may limit the holder's ability to sell such registrable securities or adversely affect the price at which such registrable securities can be sold.

We have agreed to pay a predetermined liquidated damages, as described herein, to holders of the notes and the holders of common stock issued upon conversion of the notes if:

>> the registration statement is not filed with the SEC by February 24, 2003 (90 days from the date the notes were originally issued),

>> the registration statement has not been declared effective by the SEC by May 25, 2003 (180 days from the date the notes were originally issued) or

>> the registration statement is filed and declared effective but shall thereafter cease to be effective (without being succeeded immediately by an additional registration statement filed and declared effective) or usable for the offer and sale of registrable securities for a period of time (including any suspension period) which shall exceed 30 days in the aggregate in any 3-month period or 60 days in the aggregate in any 12-month period,

The liquidated damages shall accrue at a rate per year equal to 0.25% for the first 90-day period, increasing with respect to each subsequent 90-day period by an additional 0.25%, up to a maximum rate per year of 0.75% of the aggregate principal amount of the notes, and, if applicable, on an equivalent basis per share of common stock (valued on the basis of the conversion price then in effect and subject to adjustment in the event of stock splits, stock recombinations, stock dividends and the like) until the registration statement is declared effective or again becomes effective or usable, as the case may be.

The foregoing summary of certain provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the registration rights agreement. Copies of the registration rights agreement are available from us or the initial purchaser upon request.

GOVERNING LAW

The indenture and the notes are governed by and construed in accordance with the laws of the State of New York, without giving effect to such state's conflicts of laws principles.

                          DESCRIPTION OF CAPITAL STOCK

DESCRIPTION OF PREFERRED STOCK

Our board of directors is authorized to issue by resolution an aggregate of 5 million shares of preferred stock in one or more series and to fix the designation, powers, preferences, rights, qualifications, limitations and restrictions of the shares of each such series, including the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), liquidation preferences and the number of shares constituting any such series, without any further vote or action by the stockholders. The rights and preferences of preferred stock may in all respects be superior and prior to the rights of the common stock. The issuance of the preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of the common stock and could have the effect of delaying, deferring or preventing a change in control. In connection with the adoption of our stockholder rights plan, the board of directors designated 1,600,000 shares of series A participating preferred stock, none of which are outstanding as of the date of this prospectus.


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

DESCRIPTION OF COMMON STOCK

Our authorized common stock consists of 130 million shares, $0.001 par value per share.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available. In the event of liquidation, dissolution or winding up of the Company, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Holders of common stock have no preemptive rights and no right to cumulate votes in the election of directors. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Mellon Investor Services LLC, is the transfer agent and registrar for our common stock.

The description of our capital stock is incorporated by reference to filings with the SEC. See "Incorporation by Reference."

                                 DIVIDEND POLICY

         We have never declared or paid any cash dividends on our capital stock. We intend to retain any future earnings to support operations and to finance the growth and development of our business and we do not anticipate paying cash dividends in the foreseeable future on our capital stock.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of certain US federal income tax considerations to a holder with respect to the purchase, ownership and disposition of the notes and our common stock acquired upon conversion of a note. This summary is generally limited to holders that purchase notes in the offering at the price set forth on the cover of this prospectus and hold the notes and the shares of common stock as "capital assets" (generally, property held for investment). This discussion does not describe all of the US federal income tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, such as tax-exempt organizations, holders subject to the US federal alternative minimum tax, dealers in securities, financial institutions, insurance companies, regulated investment companies, certain former citizens or former long-term residents of the United States, partnerships or other pass-through entities, US holders (as defined below) whose "functional currency" is not the US dollar and persons that hold the notes or shares of common stock in connection with a "straddle," "hedging," "conversion" or other risk reduction transaction. For purposes of this general discussion, references to "we," "us" and "our" refer only to Ligand Pharmaceuticals Incorporated and not to any of Ligand's subsidiaries.

The US federal income tax considerations set forth below are based upon the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, court decisions, and rulings and pronouncements of the Internal Revenue Service, referred to as the "IRS," now in effect, all of which are subject to change. Prospective investors should particularly note that any such change could have retroactive application so as to result in US federal income tax consequences different from those discussed below. We have not sought any ruling from the IRS with respect to statements made and conclusions reached in this discussion and there can be no assurance that the IRS will agree with such statements and conclusions.

As used herein, the term "US holder" means a beneficial owner of a note (or our common stock acquired upon conversion of a note) that is for US federal income tax purposes:

>>   an individual who is a citizen or resident of the United States;

>> a corporation, or other entity taxable as a corporation for US federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

>> an estate the income of which is subject to US federal income taxation regardless of its source; or


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

>> a trust, if a court within the United States is able to exercise primary jurisdiction over its administration and one or more US persons have authority to control all of its substantial decisions, or if the trust has a valid election in effect under applicable Treasury regulations to be treated as a US person.

As used herein, the term "non-US holder" means a holder that is not a US holder. Non-US holders are subject to special US federal income tax considerations, some of which are discussed below.

If a partnership is a beneficial owner of a note (or our common stock acquired upon conversion of a note), the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner that is a partnership and partners in such a partnership should consult their tax advisors about the US federal income tax consequences of the purchase, ownership and disposition of the notes (or our common stock acquired upon conversion of a note).

This discussion does not address the tax consequences arising under any state, local or foreign law. In addition, this summary does not consider the effect of the US federal estate or gift tax laws.

INVESTORS CONSIDERING THE PURCHASE OF THE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE US FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE US FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

US HOLDERS

PAYMENTS OF INTEREST

A US holder will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with the holder's regular method of tax accounting. In certain circumstances, we may be obligated to pay holders of the notes amounts in excess of stated interest or principal. For example, as more fully described under "Description of notes--Registration rights and Additional payments," in the event of a "registration default" we will be required to pay additional interest to holders of the notes. Under the contingent payment debt rules of the original issue discount regulations, certain possible payments are not treated as contingencies (for example, in cases in which the possible payments are remote or incidental). We do not plan to treat the possible payments described above as contingent payments that are subject to the contingent payment debt rules and, therefore, in the event an additional amount becomes due on the notes, we believe US holders will be taxable on such amount as interest in accordance with each holder's regular method of tax accounting. However, because of the lack of authority on point, the tax consequences of these additional payments are uncertain. Our determination in this regard is binding on US holders unless they disclose their contrary position in the manner required by applicable Treasury regulations. Our determination is not, however, binding on the IRS, and it is possible that the IRS may take a different position regarding these payments or potential payments, in which case the timing and amount of income with respect to a note may be significantly different than described herein and a US holder may be required to treat as interest income all or a portion of any gain realized on the disposition of a note (including also possibly upon conversion of the note into our common stock). Prospective purchasers should consult their own tax advisors as to the tax considerations that relate to these payments or potential payments. The rest of this discussion assumes that the possible payments described above are not treated as contingent payments that are subject to the contingent payment debt rules.

SALE, REDEMPTION OR EXCHANGE OF NOTES

A US holder will generally recognize capital gain or loss if the holder disposes of a note in a sale, redemption or exchange (other than a conversion of the note into common stock). The US holder's gain or loss will equal the difference between the proceeds received by the holder and the holder's adjusted tax basis in the note. The proceeds received by a US holder will include the amount of any cash and the fair market value of any other property received for the note. The portion of any proceeds that is attributable to accrued interest will not be taken into account in computing the US holder's capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the US holder has not previously included the accrued interest in income. The gain or loss recognized by a US holder on a disposition of the note will be long-term capital gain or loss if the holder held the note for more than one year. Long-term capital gains of noncorporate taxpayers are generally taxed at a lower maximum marginal rate than the maximum marginal rate applicable to ordinary income. The maximum marginal tax rate for capital gains is further reduced for property held for more than five years. The deductibility of capital losses is subject to limitation.

CONVERSION OF THE NOTES

A US holder generally should not recognize income, gain or loss upon conversion of the notes solely into our common stock, except with respect to cash received in lieu of fractional shares. The US holder's tax basis in the common stock received on conversion should be the same as the holder's adjusted tax basis in the notes exchanged therefore at the time of conversion (reduced by any basis allocable to a fractional share), and the holding period for the common stock received on conversion should include the holding period of the notes that were converted. Cash received in lieu of a fractional share of common stock upon conversion of the notes into common stock will generally be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss measured by the difference between the cash received for the fractional share and the holder's adjusted tax basis in the fractional share.

DIVIDENDS ON COMMON STOCK

We have not paid any dividends on our common stock and do not anticipate paying any dividends in the foreseeable future. However, if, after a US holder converts a note into common stock, we do make distributions on our common stock, the distributions will constitute dividends taxable to the holder as ordinary income for US federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under US federal income tax principles. To the extent that the US holder receives distributions on shares of common stock that would otherwise constitute dividends for US federal income tax purposes but that exceed our current and accumulated earnings and profits, such distributions will be treated first as a non-taxable return of capital reducing the holder's basis in the shares of common stock. Any such distributions in excess of the US holder's basis in the shares of common stock will generally be treated as capital gain. Subject to applicable limitations, distributions constituting dividends paid to holders that are US corporations will qualify for the dividends-received deduction.

ADDITIONAL PAYMENTS IN THE CASE OF A REGISTRATION DEFAULT

Similar to the additional interest described above, we will be required to make additional payments in respect of our common stock held by US holders in the event of a "registration default" occurring after the conversion of any notes held by such holders. Any such additional payment generally should be treated for US federal income tax purposes in a manner similar to a distribution by us described under "Dividends on common stock" above.

ADJUSTMENT OF CONVERSION PRICE

The conversion price of the notes is subject to adjustment under certain circumstances, see "Description of notes--Conversion rights." Certain adjustments to (or the failure to make such adjustments to) the conversion price of the notes that increase the proportionate interest of a US holder in our assets or earnings and profits may result in a taxable constructive distribution to the holders of the notes, whether or not the holders ever convert the notes. This could occur, for example, if the conversion rate is adjusted to compensate holders of notes for certain distributions of cash or property to our stockholders. Such constructive distribution will be treated as a dividend, resulting in ordinary income (and a possible dividends received deduction in the case of corporate holders), to the extent of our current or accumulated earnings and profits. As a result, US holders of notes could have taxable income as a result of an event pursuant to which they receive no cash or property. Generally, a US holder's tax basis in a note will be increased to the extent any such constructive distribution is treated as a dividend. Moreover, if there is an adjustment (or a failure to make an adjustment) to the conversion price of the notes that increases the proportionate interest of the holders of outstanding common stock in our assets or earnings and profits, then such increase in the proportionate interest of the holders of the common stock generally will be treated as a constructive distribution to such holders, taxable as described above.

SALE OF COMMON STOCK

A US holder will generally recognize capital gain or loss on a sale or exchange of our common stock. The US holder's gain or loss will equal the difference between the proceeds received by the holder and the holder's adjusted tax basis in the stock, which will generally be the holder's adjusted basis in the note immediately before a conversion of the note into common stock. The proceeds received by a US holder will include the amount of any cash and the fair market value of any other property received for the stock. The gain or loss recognized by a US holder on a sale or exchange of stock will be long-term capital gain or loss if the holder's holding period for the stock (which would include the holding period for the note) is more than one year. Long-term capital gains of noncorporate taxpayers are generally taxed at a lower maximum marginal rate than the maximum marginal rate applicable to ordinary income. The maximum marginal rate for capital gains is further reduced for property held for more than five years. The deductibility of capital losses is subject to limitation.

BACKUP WITHHOLDING AND INFORMATION REPORTING

Certain noncorporate US holders may be subject to IRS information reporting and backup withholding on payments of interest on the notes, dividends on common stock and proceeds from the sale or other disposition of the notes or common stock. Backup withholding will only be imposed where the noncorporate US holder:

>> fails to furnish its taxpayer identification number, referred to as a "TIN";

>>   furnishes an incorrect TIN;

>> is notified by the IRS that he or she has failed to properly report payments of interest or dividends;

>> under certain circumstances, fails to certify, under penalties of perjury, that he or she has furnished a correct TIN and has not been notified by the IRS that he or she is subject to backup withholding; or

>>   the IRS otherwise requires us to backup withhold.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a US holder will be allowed as a credit against the US holder's federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

SPECIAL TAX RULES APPLICABLE TO NON-US HOLDERS

The following rules apply to you if you are a non-US holder (as defined above).

PAYMENTS OF INTEREST

Generally, payments of interest on the notes to, or received on behalf of, a non-US holder will be considered "portfolio interest" and will not be subject to US federal income or withholding tax where such interest is not effectively connected with the conduct of a trade or business within the United States by such non-US holder if:

>> such non-US holder does not actually or by attribution own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

>> the non-US holder is not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business;

>> such non-US holder is not a controlled foreign corporation for US federal income tax purposes that is related to us, actually or by attribution, through stock ownership; and

>>   the certification requirements, as described below, are satisfied.

To satisfy the certification requirements referred to above, either (i) the beneficial owner of a note must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such owner is a non-US person and must provide such owner's name and address, and TIN, if any, or (ii) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business, referred to as a "Financial Institution," and holds the note on behalf of the beneficial owner thereof must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such certificate has been received from the beneficial owner and must furnish the payor with a copy thereof. Such requirement will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8BEN, under penalties of perjury, that it is a non-US holder and provides its name and address or any Financial Institution holding the note on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such a statement from the beneficial owner (and furnishes the withholding agent with a copy thereof). Special certification rules apply for notes held by foreign partnerships and other intermediaries.

If interest on the note is effectively connected with the conduct of a trade or business in the United States by a non-US holder (and, if certain tax treaties apply, is attributable to a "US permanent establishment" maintained by the non-US holder in the United States), the non-US holder, although exempt from US federal withholding tax (provided that the certification requirements discussed in the next sentence are met), will generally be subject to US federal income tax on such interest on a net income basis in the same manner as if it were a US holder. In order to claim an exemption from withholding tax, such a non-US holder will be required to provide us with a properly executed IRS Form W-8ECI certifying, under penalties of perjury, that the holder is a non-US person and the interest is effectively connected with the holder's conduct of a US trade or business and is includable in the holder's gross income. In addition, if such non-US holder so engaged is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Interest on notes not effectively connected with a US trade or business and not excluded from US federal withholding tax under the "portfolio interest" exception described above generally will be subject to withholding at a 30% rate, except where a non-US holder can claim the benefits of an applicable tax treaty to reduce or eliminate such withholding tax and demonstrates such eligibility to us and the IRS.

As described under "--US Holders--Payments of interest" above, we may be required to pay holders of the notes additional interest in the event of a "registration default." It is unclear whether the payment of such additional interest to a non-US holder would be subject to US federal income tax or any withholding thereof. We intend to withhold US federal income tax from any payment of additional interest to a non-US holder at a rate of 30% or lower treaty rate, if applicable. Prospective purchasers should consult their own tax advisors as to the tax considerations that relate to the potential payment of additional interest.

CONVERSION OF THE NOTES

A non-US holder generally will not be subject to US federal income or withholding tax on the conversion of a note into our common stock. To the extent a non-US holder receives cash in lieu of a fractional share of common stock upon conversion, such cash may give rise to gain that would be subject to the rules described below with respect to the sale or exchange of a note or common stock. See "--Sale or exchange of the notes or common stock" below.

ADJUSTMENT OF CONVERSION PRICE

The conversion price of the notes is subject to adjustment in certain circumstances. Any such adjustment could, in certain circumstances, give rise to a deemed distribution to non-US holders of the notes. See "--US
Holders--Adjustment of conversion price" above. In such case, the deemed distribution would be subject to the rules below regarding withholding of US federal tax on dividends in respect of common stock. See "--Dividends on common stock" below.

SALE OR EXCHANGE OF THE NOTES OR COMMON STOCK

A non-US holder generally will not be subject to US federal income or withholding tax on gain realized on the sale or other taxable disposition (including a redemption) of a note or common stock received upon conversion thereof unless:

>> the holder is an individual who was present in the United States for 183 days or more during the taxable year of the disposition and (a) such holder has a "tax home" in the United States or (b) the gain is attributable to an office or other fixed place of business maintained in the United States by such holder; in this case the non-US holder will be subject to a 30% tax on gain derived from the disposition; or

>> the gain is effectively connected with the conduct of a US trade or business by the non-US holder (and, if required by a tax treaty, the gain is attributable to a permanent establishment maintained in the United States); in this case, the non-US holder will generally be taxed on its net gain derived from the disposition at the regular graduated rates and in the manner applicable to US persons and, if the non-US holder is a foreign corporation, the "branch profits tax" described above may also apply.

We do not believe that we are currently a US real property holding corporation (a "USRPHC"), nor that we will become a USRPHC in the future. However, if we were to become a USRPHC, a non-US holder could be subject to federal income tax withholding with respect to gain realized on the disposition of notes or shares of common stock. In that case, any withholding tax withheld pursuant to the rules applicable to dispositions of US real property interests would be creditable against that non-US holder's US federal income tax liability and could entitle that non-US holder to a refund upon furnishing required information to the IRS.

DIVIDENDS ON COMMON STOCK

We have not paid any dividends on our common stock and do not anticipate paying any dividends in the foreseeable future. However, if, after a non-US holder converts a note into common stock, we do make distributions on our common stock, the distributions will constitute a dividend for US federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under US federal income tax principles. Except as described below, dividends paid on common stock held by a non-US holder will be subject to US federal withholding tax at a rate of 30% or lower treaty rate, if applicable. A non-US holder generally will be required to satisfy certain IRS certification requirements in order to claim a reduction of or exemption from withholding under a tax treaty by filing IRS Form W-8BEN upon which the non-US holder certifies, under penalties of perjury, its status as a non-US person and its entitlement to the lower treaty rate with respect to such payments.

If dividends paid to a non-US holder are effectively connected with the conduct of a US trade or business by the non-US holder and, if required by a tax treaty, the dividends are attributable to a permanent establishment maintained in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that the non-US holder furnishes to us a valid IRS Form W-8ECI certifying, under penalties of perjury, that the holder is a non-US person, and the dividends are effectively connected with the holder's conduct of a US trade or business and are includible in the holder's gross income. Effectively connected dividends will be subject to US federal income tax on net income that applies to US persons generally (and, with respect to corporate holders under certain circumstances, the branch profits tax).

ADDITIONAL PAYMENTS IN THE CASE OF A REGISTRATION DEFAULT

Similar to the additional interest described above, we will be required to make additional payments in respect of our common stock held by non-US holders in the event of a "registration default" occurring after the conversion of any notes held by such holders. Any such additional payment generally should be treated for US federal income tax purposes in a manner similar to a distribution by us described under "Dividends on common stock" above.

BACKUP WITHHOLDING AND INFORMATION REPORTING

We must report annually to the IRS and to each non-US holder the amount of interest or dividends paid to that holder and the tax withheld from those payments of interest or dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by any applicable tax treaty. Copies of the information returns reporting those payments of interest or dividends and withholding may also be made available to the tax authorities in the country in which the non-US holder is a resident under the provisions of an applicable income tax treaty or agreement.

A non-US holder will generally not be subject to additional information reporting or to backup withholding with respect to payments of interest on the notes or dividends on common stock or to information reporting or backup withholding with respect to proceeds from the sale or other disposition of the notes or common stock to or through a US office of any broker, as long as the holder has furnished to the payor or broker:

>> a valid IRS Form W-8BEN certifying, under penalties of perjury, its status as a non-US person;

>> other documentation upon which it may rely to treat the payments as made to a non-US person in accordance with Treasury regulations; or

>>   otherwise establishes an exemption.

The payment of the proceeds from the sale or other disposition of the notes or common stock to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale or disposition of the notes or common stock will be subject to information reporting, but not backup withholding, if it is to or through a foreign office of a broker that is a "US related broker" unless the documentation requirements described above are met or the holder otherwise establishes an exemption. A broker is a "US related broker" if the broker is:

>>   a US person;

>>   a controlled foreign corporation for US federal income tax purposes;

>> a foreign person 50% or more of whose gross income is effectively connected with the conduct of a US trade or business for a specified three-year period; or

>> a foreign partnership, if at any time during its tax year one or more of its partners are US persons, as defined in Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or such foreign partnership is engaged in the conduct of a US trade or business.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-US holder will be allowed as a credit against such holder's US federal income tax liability, if any, or will otherwise be refundable, provided that the requisite procedures are followed and the proper information is filed with the IRS on a timely basis. Non-US holders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

The preceding discussion of certain US federal income tax consequences is for general information only and is not tax advice. Accordingly, you should consult your own tax advisor as to particular tax consequences to you of purchasing, holding and disposing of the notes and our common stock, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

                                  LEGAL MATTERS

     Clifford Chance US LLP, San Diego, will pass on the validity of the notes and the common stock issuable upon their conversion.

                                     EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph referring to a change in accounting principle), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS. IF ANY PERSON DOES MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS, YOU SHOULD NOT RELY ON IT. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR IS IT AN OFFER TO BUY, THESE SECURITIES IN ANY STATE IN WHICH THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS COMPLETE AND ACCURATE AS OF ITS DATE, BUT THE INFORMATION MAY CHANGE AFTER THAT DATE.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the resales of the securities being registered. All the amounts shown are estimates, except for the SEC registration fee.

SEC registration fee..................................... $14,283
Printing and engraving expenses..........................   5,000
Legal fees and expenses..................................  15,000
Accounting fees and expenses.............................  12,000
Trustee's fees...........................................  30,000
Miscellaneous expenses...................................  10,000
     TOTAL............................................... $86,283
                                                          =======


ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     Under Section 145 of the Delaware General Corporation Law, we have broad powers to indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act.

     Our amended and restated certificate of incorporation provides for the indemnification of all persons to the fullest extent permissible under Delaware law.

     Our amended and restated by-laws provide for the indemnification of officers, directors and third parties acting on our behalf if such person acted in good faith and in a manner reasonably believed to be in and not opposed to our best interest, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

     We maintain directors and officers insurance providing indemnification for certain of our directors and officers for certain liabilities.

     We also entered into indemnification agreements between us and our directors and officers, which may be sufficiently broad to permit indemnification of our officers and directors for liabilities arising under the Securities Act.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16.  EXHIBITS.

(A) EXHIBITS.

EXHIBIT NO.          DESCRIPTION
-----------          -----------
1.1 (1)              Purchase Agreement dated November 21, 2002, between Ligand
                     Pharmaceuticals Incorporated and UBS Warburg LLC

4.1 Instruments defining the rights of stockholders. Reference is made to our Form 8-A registration statement filed on November 21, 1994 (incorporated into this registration statement by reference), our Amended and Restated
                     Certificate of Incorporation (incorporated into this registration statement by reference to Exhibit 3.2 to our Form S-4 registration statement filed on July 9, 1998), our Bylaws (incorporated into this registration statement by reference to Exhibit 3.3 of our Form S-4 registration statement, filed on July 9, 1998), our Amended Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock (incorporated into this registration statement by reference to Exhibit 3.3 to our quarterly report on Form 10-Q for the period ended
                     March 31, 1999), our Form 8-A registration statement filed on September 30, 1996 and our specimen stock certificate for shares of our common stock (incorporated into this registration statement by reference to Exhibit 4.1 filed with the our registration statement filed on April 16, 1992 as amended), including any amendments or reports filed for the purposes of updating such descriptions.

4.2 (1) Registration Rights Agreement dated November 26, 2002 between Ligand Pharmaceuticals Incorporated and UBS
                     Warburg LLC

4.3 (1)              Indenture dated November 26, 2002, between Ligand
                     Pharmaceuticals Incorporated and J.P. Morgan
                     Trust Company, National Association, as trustee, with respect to the 6% convertible subordinated notes due 2007

4.4 (1)              Form of 6% Convertible Subordinated Note due 2007

4.5 (1)              Pledge Agreement dated November 26, 2002, between
                     Ligand Pharmaceuticals Incorporated and J.P. Morgan Trust
                     Company, National Association

4.6 (1)              Control Agreement dated November 26, 2002, among Ligand
                     Pharmaceuticals Incorporated, J.P. Morgan Trust Company,
                     National Association and JP Morgan Chase Bank

5.1 (1)              Opinion of Clifford Chance US LLP

12.1 (1)             Statement Regarding Ratio of Earnings to Fixed Charges

23.1                 Consent of Deloitte & Touche LLP, Independent Auditors

23.3 (1)             Consent of Clifford Chance US LLP.  Included in the
                     Opinion of Clifford Chance US LLP filed as Exhibit 5.1

24.1 (1)             Power of Attorney (See Signature Page on Page II-5)

25.1 (1)             Statement of Eligibility of Trustee on Form T-1

(1) Previously filed.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii)to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

               (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection
(a) of Section 310 of the Trust Indenture Act (the "Act") in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on May 1, 2003.


                                    LIGAND PHARMACEUTICALS INCORPORATED

                                    By:      /s/ David E. Robinson
                                             David E. Robinson, President
                                             and Chief Executive Officer

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



               Signature                                       Title                                 Date
         /s/ David E. Robinson                                                                    May 1, 2003
-----------------------------------------
           David E. Robinson                   President and Chief Executive Officer
                                                 (Principal Executive Officer)

           /s/ Paul V. Maier                                                                      May 1, 2003
-----------------------------------------
             Paul V. Maier                             Senior Vice President
                                                    and Chief Financial Officer
                                           (Principal Financial and Accounting Officer)

                   *                                                                             May __, 2003
-----------------------------------------
          Henry F. Blissenbach                                Director

                   *                                                                             May __, 2003
-----------------------------------------
           Alexander D. Cross                                 Director

                   *                                                                             May __, 2003
-----------------------------------------
            Michael A. Rocca                                  Director

                   *                                                                             May __, 2003
-----------------------------------------
               John Groom                                     Director

                   *                                                                             May __, 2003
-----------------------------------------
           Irving S. Johnson                                  Director

                   *                                                                             May __, 2003
-----------------------------------------
              Carl C. Peck                                    Director


*        By:      /s/  Paul V. Maier
                  Paul V. Maier
                  Attorney-in-Fact

                                  EXHIBIT INDEX

EXHIBIT NO.          DESCRIPTION
-----------          -----------
1.1 (1)              Purchase Agreement dated November 21, 2002, between Ligand
                     Pharmaceuticals Incorporated and UBS Warburg LLC

4.1 Instruments defining the rights of stockholders. Reference is made to our Form 8-A registration statement filed on November 21, 1994 (incorporated into this registration statement by reference), our Amended and Restated
                     Certificate of Incorporation (incorporated into this registration statement by reference to Exhibit 3.2 to our Form S-4 registration statement filed on July 9, 1998), our Bylaws (incorporated into this registration statement by reference to Exhibit 3.3 of our Form S-4 registration statement, filed on July 9, 1998), our Amended Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock (incorporated into this registration statement by reference to Exhibit 3.3 to our quarterly report on Form 10-Q for the period ended
                     March 31, 1999), our Form 8-A registration statement filed on September 30, 1996 and our specimen stock certificate for shares of our common stock (incorporated into this registration statement by reference to Exhibit 4.1 filed with the our registration statement filed on April 16, 1992 as amended), including any amendments or reports filed for the purposes of updating such descriptions.

4.2 (1) Registration Rights Agreement dated November 26, 2002 between Ligand Pharmaceuticals Incorporated and UBS
                     Warburg LLC

4.3 (1)              Indenture dated November 26, 2002, between Ligand
                     Pharmaceuticals Incorporated and J.P. Morgan
                     Trust Company, National Association, as trustee, with respect to the 6% convertible subordinated notes due 2007

4.4 (1)              Form of 6% Convertible Subordinated Note due 2007

4.5 (1)              Pledge Agreement dated November 26, 2002, between
                     Ligand Pharmaceuticals Incorporated and J.P. Morgan Trust
                     Company, National Association

4.6 (1)              Control Agreement dated November 26, 2002, among Ligand
                     Pharmaceuticals Incorporated, J.P. Morgan Trust Company,
                     National Association and JP Morgan Chase Bank

5.1 (1)              Opinion of Clifford Chance US LLP

12.1 (1)             Statement Regarding Ratio of Earnings to Fixed Charges

23.1                 Consent of Deloitte & Touche LLP, Independent Auditors

23.3 (1)             Consent of Clifford Chance US LLP.  Included in the
                     Opinion of Clifford Chance US LLP filed as Exhibit 5.1

24.1 (1)             Power of Attorney (See Signature Page on Page II-5)

25.1 (1)             Statement of Eligibility of Trustee on Form T-1

(1) Previously filed.